Exhibit 99.2

Management's Discussion and Analysis

For the three and nine months ended September 30, 2023

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2023
Management’s Discussion and Analysis
This Management's Discussion and Analysis ("MD&A") dated October 26, 2023 for Eldorado Gold Corporation contains information that management believes is relevant for an assessment and understanding of our consolidated financial position and the results of consolidated operations for the three and nine months ended September 30, 2023. This MD&A should be read in conjunction with the unaudited condensed consolidated interim financial statements for the three and nine months ended September 30, 2023 and 2022, which were prepared in accordance with International Accounting Standard ("IAS") 34 'Interim Financial Reporting'. In addition, this MD&A should be read in conjunction with both the audited annual consolidated financial statements for the years ended December 31, 2022 and 2021 prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB"), and the related annual MD&A.
Throughout this MD&A, Eldorado, Eldorado Gold, we, us, our and the Company means Eldorado Gold Corporation. This quarter means the third quarter of 2023.
Forward-Looking Statements and Information
This MD&A contains forward-looking statements and information and should be read in conjunction with the risk factors described in the sections in this MD&A titled "Managing Risk", "Forward-Looking Statements and Information" and "Other Information and Advisories". Additional information including this MD&A, the unaudited condensed consolidated interim financial statements for the three and nine months ended September 30, 2023 and 2022, the audited annual consolidated financial statements for the years ended December 31, 2022 and 2021, our Annual Information Form for the year ended December 31, 2022 (our "AIF"), and press releases, have been filed electronically through the System for Electronic Document Analysis and Retrieval ("SEDAR+"), the Electronic Data Gathering, Analysis and Retrieval system ("EDGAR"), and are available online under the Eldorado profile at www.sedarplus.ca, www.sec.gov/edgar and on the Company's website (www.eldoradogold.com).
Non-IFRS and Other Financial Measures and Ratios
Certain non-IFRS financial measures and ratios are included in this MD&A, including cash operating costs and cash operating costs per ounce sold, total cash costs and total cash costs per ounce sold, all-in sustaining costs ("AISC") and AISC per ounce sold, sustaining and growth capital, average realized gold price per ounce sold, adjusted net earnings/(loss) attributable to shareholders, adjusted net earnings/(loss) per share attributable to shareholders, earnings before interest, taxes, depreciation and amortization (“EBITDA”), adjusted earnings before interest, taxes, depreciation and amortization ("Adjusted EBITDA"), free cash flow, free cash flow excluding Skouries, working capital and cash flow from operating activities before changes in working capital. In the gold mining industry, these are common performance measures but may not be comparable to similar measures presented by other issuers. We believe that these measures, in addition to information prepared in accordance with IFRS, provides investors with useful information to assist in their evaluation of the Company’s performance and ability to generate cash flow from operating activities. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. For further information, refer to the “Non-IFRS and Other Financial Measures and Ratios” section of this MD&A.
The following additional abbreviations may be used throughout this MD&A: General and Administrative Expenses ("G&A"); Gold ("Au"); Ounces ("oz"); Grams per Tonne ("g/t"); Million Tonnes ("Mt"); Tonnes ("t"); Kilometre ("km"); Metres ("m"); Tonnes per Day ("tpd"); Kilo Tonnes per Annum ("ktpa"); Percentage ("%"); Cash Generating Unit ("CGU"); Life of Mine ("LOM"); New York Stock Exchange ("NYSE"); Toronto Stock Exchange ("TSX"); Net Present Value ("NPV"); Internal Rate of Return ("IRR"); Secured Overnight Financing Rate ("SOFR"); and Euro Interbank Offered Rate ("EURIBOR").
Reporting Currency and Tabular Amounts
All amounts are presented in U.S. dollars ("$") unless otherwise stated. Unless otherwise specified, all tabular amounts are expressed in millions of U.S. dollars, except share, per share or per ounce amounts. Due to rounding, numbers presented throughout this MD&A may not add precisely to the totals provided.

2

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2023

3

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2023
About Eldorado Gold
Eldorado Gold is a Canadian mid-tier gold and base metals producer with mining, development, and exploration operations in Turkiye, Canada and Greece. We operate four mines: Kisladag and Efemcukuru located in western Turkiye, Lamaque in Quebec, Canada, and Olympias located in northern Greece. Kisladag, Efemcukuru and Lamaque are gold mines, while Olympias is a polymetallic operation producing three concentrates bearing gold, lead-silver and zinc.
Complementing our producing portfolio is our advanced stage gold-copper development project, Skouries, in northern Greece. We have in place an amended investment agreement (the "Amended Investment Agreement") with the Hellenic Republic that provides a mutually beneficial and modernized legal and financial framework that will allow for investment in the Skouries project and the Olympias mine. In order to develop the Skouries project, we have secured a €680.4 million project financing facility as well as a strategic investment of C$81.5 million by the European Bank for Reconstruction and Development ("EBRD").
Other development projects in our portfolio include Perama Hill, a wholly-owned gold-silver project in Greece, and Certej, an 80.5% owned gold project in Romania1. We are actively working toward a sale of the Certej project. See additional discussion in the section - Development Projects of this MD&A.
We believe our operating mines and development projects provide excellent opportunities for reserve growth through near-mine exploration programs. We also conduct early-stage exploration programs with the goal of providing low-cost growth through discovery.
Our strategy is to focus on jurisdictions that offer the potential for long-term growth and access to high-quality assets. Fundamental to executing on this strategy is the strength of our in-country teams and stakeholder relationships. We have a highly skilled and dedicated workforce of over 4,700 people worldwide, with the majority of employees and management being nationals of the country of operation.
Through discovering and acquiring high-quality assets, safely developing and operating world-class mines, growing resources and reserves, responsibly managing impacts and building opportunities for local communities, we strive to deliver value to all our stakeholders.
Eldorado's common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).
1 In October 2022, the Certej project was reclassified to held for sale. See additional discussion in the section - Development Projects.

4

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2023
Consolidated Financial and Operational Highlights

	3 months ended September 30,		9 months ended September 30,
Continuing operations (4)	2023	2022	2023	2022
Revenue	$245.3	$217.7	$704.5	$625.8
Gold produced (oz)	121,030	118,791	341,973	325,462
Gold sold (oz)	119,200	118,388	339,151	320,491
Average realized gold price ($/oz sold) (2)	$1,879	$1,688	$1,920	$1,801
Production costs	115.9	123.5	344.2	337.4
Cash operating costs ($/oz sold) (2,3)	698	803	754	807
Total cash costs ($/oz sold) (2,3)	794	892	858	902
All-in sustaining costs ($/oz sold) (2,3)	1,177	1,259	1,225	1,289
Net (loss) earnings for the period (1)	(8.0)	(54.6)	12.2	(397.5)
Net (loss) earnings per share – basic ($/share) (1)	(0.04)	(0.30)	0.06	(2.17)
Net (loss) earnings per share – diluted ($/share) (1)	(0.04)	(0.30)	0.06	(2.17)
Net (loss) earnings for the period continuing operations (1)	(6.6)	(28.4)	14.4	(91.1)
Net (loss) earnings per share continuing operations – basic ($/share)(1,4)	(0.03)	(0.15)	0.07	(0.50)
Net (loss) earnings per share continuing operations – diluted ($/share)(1,4)	(0.03)	(0.15)	0.07	(0.50)
Adjusted net earnings (loss) continuing operations - basic (1,2,4)	35.0	(10.0)	61.4	(15.7)
Adjusted net earnings (loss) per share continuing operations ($/share)(1,2,4)	0.17	(0.05)	0.32	(0.09)
Net cash generated from operating activities	108.1	52.7	223.3	114.9
Cash flow from operating activities before changes in working capital (2)	97.5	55.8	273.1	154.3
Free cash flow (2)	(19.3)	(25.7)	(76.4)	(115.2)
Free cash flow excluding Skouries (2)	30.0	(16.5)	22.8	(95.7)
Cash, cash equivalents and term deposits	476.6	306.4	476.6	306.4
Total assets	4,812.2	4,402.4	4,812.2	4,402.4
Debt	596.5	497.3	596.5	497.3

(1)Attributable to shareholders of the Company.
(2)These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' for explanations and discussion of these non-IFRS financial measures or ratios.
(3)Revenues from silver, lead and zinc sales are off-set against cash operating costs.
(4)Amounts presented for 2023 and 2022 are from continuing operations only and exclude the Romania segment. See Note 4 of our condensed consolidated interim financial statements for the three and nine months ended September 30, 2023.

5

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2023
Key Business Developments
Skouries Project Financing Facility ("Term Facility")
On April 5, 2023, we completed the €680.4 million project financing facility for the development of the Skouries project in Northern Greece. Drawdowns totaling €106.5 million ($112.8 million) were completed as at September 30, 2023. The Term Facility is expected to provide 80% of the expected future funding required to complete the Skouries project and includes €200 million of funds from the Greek Recovery and Resilience Facility (the "RRF"). The Term Facility also provides a €30 million revolving credit facility to fund reimbursable value added tax ("VAT") expenditures relating to the Skouries project. The project financing further includes, in addition to the Term Facility, a Contingent Overrun Facility for an additional 10% of capital costs, funded by the lenders and Hellas Gold Single Member S.A. ("Hellas") in the same proportion as the Term Facility.
The remaining 20% of expected future funding for the Skouries project is to be funded by the Company and is backstopped by a letter of credit under the Company's $250 million revolving credit facility. At September 30, 2023, after giving effect to investments in the project to date and including proceeds from the EBRD investment, the amount outstanding under the letter of credit for Skouries was €126.2 million and the Company's available balance on the revolving credit facility is $116.0 million. The letter of credit will be reduced Euro for Euro as the Company invests further in the Skouries project.
In accordance with the Term Facility, the Company's wholly-owned subsidiary, Hellas entered into a secured hedging program in April 2023 that covers gold and copper swaps, an interest rate swap and U.S. dollar to Euro forward contracts.
See the additional discussion in the sections - Development Projects and Financial Condition and Liquidity of this MD&A.
Euro Forward Contracts
In August 2023, the Company entered into foreign exchange forward contracts to fix the U.S. Dollar to Euro exchange rate for a portion of the Company’s equity commitment for the Skouries project. From June 30, 2024 to May 31, 2025, €5,000 will be delivered to the Company every month at a forward rate of EUR/USD 1.1160.
2023 Outlook
The Company is updating its 2023 annual gold production guidance, cost guidance, and capital expenditure guidance to narrow the ranges, reflecting updated full-year expectations given the operational and financial performance to date. 2023 annual gold production is expected to be between 475,000 to 495,000 ounces of gold, from 475,000 to 515,000 ounces. We expect average cash operating costs per ounce sold of $730 to $780, total operating costs per ounce sold of $830 to $880 and AISC per ounce sold of $1,190 to $1,240. In addition, total growth capital is expected to be $280 to $305 million, including $160 to $170 million towards the advancement of the Skouries project. Total sustaining capital is expected to be $114 to $139 million and exploration expenditures are expected to total $28 to $31 million. An additional $7 to $10 million of non-sustaining exploration expenditures is included in growth capital.

6

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2023
Review of Operating and Financial Performance
Health and Safety
The Company’s lost-time injury frequency rate per million person-hours worked ("LTIFR")2 was nil in Q3 2023 and 0.74 for the nine months ended September 30, 2023, an improvement from the LTIFR of 0.85 in Q3 2022 and 1.45 for the nine months ended September 30, 2022. We continue to take proactive steps to improve workplace safety and to ensure a safe working environment for our employees and contractors.
Production, Sales and Revenue
In Q3 2023, we produced 121,030 ounces of gold, an increase of 2% from Q3 2022 production of 118,791 ounces and an increase of 11% from Q2 2023 production of 109,435 ounces.
•Kisladag produced 37,219 ounces during the quarter, comparable to Q3 2022 production of 37,741 ounces and an increase of 9% from Q2 2023 production of 34,180 ounces. These increases were driven by new higher capacity conveyors which improved ore tonnes stacked in the quarter as well as successful commissioning of the fine ore agglomeration drum. North Heap Leach Pad gold recovery and adsorption is in line with expectations and we are drawing down the excess solution and gold inventory caused by the unusually high precipitation event during Q2, with the drawdown to continue through Q4 this year.
•Lamaque produced 43,821 ounces during the quarter, an increase of 3% from Q3 2022 production of 42,454 ounces, despite mining disruption caused by the forest fires in June leading to slower development. Production also increased by 13% from Q2 2023 production of 38,745 ounces, primarily due to higher average grade.
•Efemcukuru produced 21,142 ounces during the quarter, a decrease of 6% from Q3 2022 production of 22,473 ounces and a decrease of 7% from Q2 2023 production of 22,644 ounces, both primarily as a result of lower average grade in the quarter.
•Olympias produced 18,848 ounces during the quarter, an increase of 17% from Q3 2022 production of 16,123 ounces and an increase of 36% from Q2 2023 production of 13,866 ounces. The increases were driven by record high mill throughput that was achieved this quarter and the productivity benefits of transformation initiatives that were completed in early July.
Gold sales in Q3 2023 totalled 119,200 ounces, comparable to 118,388 ounces sold in Q3 2022 and an increase of 8% from 110,134 ounces sold in Q2 2023. The higher sales volume compared with the prior year primarily reflects increases in production at Lamaque and Olympias. Total gold sales of 339,151 ounces in the nine months ended September 30, 2023 increased from 320,491 ounces in the nine months ended September 30, 2022 as a result of increased production at Kisladag and Olympias.
Total revenue was $245.3 million in Q3 2023, an increase of 13% from $217.7 million in Q3 2022 and an increase of 7% from $229.9 million earned in Q2 2023, both primarily due to higher ounces sold. Total revenue was $704.5 million in the nine months ended September 30, 2023, an increase from $625.8 million in the nine months ended September 30, 2022. The increases in both three and nine-month periods were primarily due to higher sales volumes, and higher average realized gold price.
The average realized gold price3 was $1,879 per ounce sold in Q3 2023, an increase from $1,688 per ounce sold in Q3 2022, $1,920 per ounce sold in the nine months ended September 30, 2023, and $1,801 per ounce sold in the nine months ended September 30, 2022.

2 These figures are unreconciled on a quarterly basis and will be reconciled in year-end disclosures.
3These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' for explanations and discussion of these non-IFRS financial measures or ratios.

7

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2023
Production Costs and Unit Cost Performance
Production costs decreased to $115.9 million in Q3 2023 from $123.5 million in Q3 2022 primarily due to reductions in unit costs of key consumables such as electricity in Turkiye and Greece, and fuel in Turkiye and Canada. Additionally, transport costs at Olympias were lower as a result of improved shipment logistics. Production costs increased to $344.2 million in the nine months ended September 30, 2023 from $337.4 million in the nine months ended September 30, 2022 primarily due to higher royalty expense and increased sales volumes.
Production costs include royalty expense which increased to $11.5 million in Q3 2023 from $10.6 million in Q3 2022 and increased to $35.3 million in the nine months ended September 30, 2023 from $30.4 million in the nine months ended September 30, 2022. In Turkiye, royalties are paid on revenue less certain costs associated with ore haulage, mineral processing and related depreciation and are calculated on the basis of a sliding scale according to the average London Metal Exchange gold price during the calendar year. In Greece, royalties are paid on revenue and calculated on a sliding scale tied to international gold and base metal prices and the EUR/USD exchange rate.
Cash operating costs4 averaged $698 per ounce sold in Q3 2023, a decrease from $803 in Q3 2022, primarily as a result of higher ounces sold, lower unit costs of key consumables, lower transport costs and lower VAT on concentrate sales in gold treatment costs, which are included in cash operating costs. Cash operating costs per ounce sold averaged $754 in the nine months ended September 30, 2023, a decrease from $807 in the nine months ended September 30, 2022, primarily due to an increase in volume sold.
AISC per ounce sold4 averaged $1,177 in Q3 2023, a decrease from $1,259 in Q3 2022, due to lower cash operating cost per ounce sold, partially offset by higher royalty expense. AISC per ounce sold averaged $1,225 in the nine months ended September 30, 2023, a decrease from $1,289 in the nine months ended September 30, 2022, primarily reflecting the decrease in cash operating costs per ounce sold and lower sustaining capital expenditures, partially offset by higher royalty expense.
Other Expenses
Depreciation expense totalled $63.0 million in Q3 2023, compared to $66.4 million in Q3 2022, and $189.4 million in the nine months ended September 30, 2023, compared to $174.1 million in the nine months ended September 30, 2022. A significant portion of property, plant and equipment depreciates on a unit-of-production basis over total estimated recoverable tonnes. The increase in depreciation expense on a year-to-date basis primarily reflects higher sales volumes, but was also impacted by higher unit rates of depreciation.
Mine standby costs decreased to $3.4 million in Q3 2023 from $8.0 million in Q3 2022 and decreased to $12.0 million in the nine months ended September 30, 2023 from $30.3 million in the nine months ended September 30, 2022. The decreases were primarily due to reduced costs at Stratoni following its transition to care and maintenance in the second half of 2022 and the re-start of construction at Skouries.
Other income increased to $11.4 million in Q3 2023 from $3.6 million in Q3 2022 and increased to $30.5 million in the nine months ended September 30, 2023 from $7.0 million in the nine months ended September 30, 2022. The increases were driven by unrealized gains on derivative instruments entered into in Q2 2023 (primarily the gold collars with an unrealized gain of $8.1 million in Q3 2023 and $15.6 million in nine months ended September 30, 2023) combined with higher interest income.
Finance costs decreased to $8.9 million in Q3 2023 from $9.2 million in Q3 2022 and to $27.1 million in the nine months ended September 30, 2023 from $35.0 million in the nine months ended September 30, 2022. The decrease this quarter was driven by the capitalization of interest (both on Term Facility project financing interest and senior note interest) partially offset by incremental interest for the new Term Facility. The year-to-date decrease was driven by the capitalization of interest and a smaller loss on the redemption option derivative, partially offset by incremental interest for the new Term Facility.
4 These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' for explanations and discussion of these non-IFRS financial measures or ratios.

8

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2023
Income Tax
Income tax expense from continuing operations increased to $52.0 million in Q3 2023 from $26.5 million in Q3 2022 and increased to $103.6 million in the nine months ended September 30, 2023 from $84.8 million in the nine months ended September 30, 2022.
Current tax expense increased to $21.3 million in Q3 2023 from $15.7 million in Q3 2022 and increased to $63.6 million in the nine months ended September 30, 2023 from $59.3 million in the nine months ended September 30, 2022.
Current tax expense related primarily to operations in Turkiye of which $16.5 million and $49.7 million were recognized in the three and nine months ended September 30, 2023. Current tax expense also included Quebec mining duties of $4.8 million and $13.9 million in the three and nine months ended September 30, 2023.
Deferred income tax expense increased to $30.6 million in Q3 2023, from $10.8 million in Q3 2022. The deferred tax expense was due to both the impact of the Turkiye income tax rate increase and the weakening of local currencies against the U.S. dollar, primarily the Lira and the Euro, in which income tax is determined.
On July 15, 2023, an increase in the corporate income tax rate in Turkiye was enacted. The corporate income tax rate of 20% increased to 25% for 2023 and subsequent years. The increase, which is effective as of July 15, 2023, has retroactive application to January 1, 2023. As a result, an incremental current tax expense of $8.2 million, related to Q1 and Q2, and a $22.6M deferred tax expense has been recognized in the three and nine months ended September 30, 2023.
Net Earnings (Loss) Attributable to Shareholders
We reported a net loss attributable to shareholders from continuing operations of $6.6 million ($0.03 loss per share) in Q3 2023 compared to a net loss of $28.4 million ($0.15 loss per share) in Q3 2022 and net earnings of $14.4 million ($0.07 earnings per share) in the nine months ended September 30, 2023 compared to net loss of $91.1 million ($0.50 loss per share) in the nine months ended September 30, 2022. The decrease in net loss this quarter, compared to Q3 2022, was driven by higher operating income on stronger gold sales and higher gold price combined with unrealized gains on derivative instruments, partially offset by higher income tax expense. The higher net earnings in the nine months ended September 30, 2023, compared to the prior year, was primarily due to higher operating income from the increase in gold sales, higher gold price, lower mine standby costs and write-down of assets, and unrealized gains on derivatives, partially offset by higher income tax expense.
Adjusted net earnings5 was $35.0 million ($0.17 earnings per share) in Q3 2023 compared to an adjusted net loss of $10.0 million ($0.05 loss per share) in Q3 2022. Adjusted net earnings in Q3 2023 added back a non-cash loss of $15.2 million on foreign exchange translation of deferred tax balances and removed a non-cash unrealized gain of $6.0 million on derivative instruments, primarily on the gold collars. Additionally, a one-time deferred tax expense adjustment related to a retroactive income tax rate increase from 20% to 25% in Turkiye of $22.6 million and a one-time out-of-period current tax expense adjustment from the same tax rate increase of $8.2 million (related to Q1 and Q2 2023) were adjusted from Q3 2023 net earnings. Adjusted net earnings in Q3 2022 added back an $18.4 million loss on foreign exchange translation of deferred tax balances.
Adjusted net earnings was $61.4 million ($0.32 earnings per share) in the nine months ended September 30, 2023 compared to adjusted net loss of $15.7 million ($0.09 loss per share) in the nine months ended September 30, 2022. Adjustments to net earnings in the nine months ended September 30, 2023 removed, among other things, a $33.1 million loss on foreign exchange due to translation of deferred tax balances, $22.6 million of deferred tax expense due to changes in tax rates, a $15.0 million unrealized gain on derivative instruments, and a $4.3 million current tax expense related to the tax law change to fund earthquake relief efforts in Turkiye. Adjusted net earnings in the nine months ended September 30, 2022 removed a $54.2 million loss on foreign exchange due to translation of deferred tax balances, $14.8 million of non-cash write-downs (net of deferred tax) primarily relating to decommissioned equipment at Kisladag, a $7.4 million loss on the non-cash revaluation of the derivative related to
5 These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' for explanations and discussion of these non-IFRS financial measures or ratios.

9

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2023 redemption options in our debt and $1.0 million of deferred tax recovery relating to the impact of tax rate changes in Turkiye.
Cash Generated from Operating Activities and Free Cash Flow6
Net cash generated from operating activities from continuing operations increased to $108.1 million in Q3 2023 from $52.7 million in Q3 2022, primarily as a result of the higher average realized gold price. See additional discussion in the section - Financial Condition and Liquidity of this MD&A.
Free cash flow was negative $19.3 million in Q3 2023 compared to negative $25.7 million in Q3 2022, with the stronger figure this quarter primarily due to the higher average realized gold price as well as lower tax installments and temporary working capital movements including increased accounts receivable and lower accounts payable, partially offset by an increase in investing activities, particularly at Skouries. Free cash flow, excluding Skouries, was $30.0 million and $22.8 million in the three and nine months ended September 30, 2023, respectively, as compared to negative $16.5 million and negative $95.7 million in the three and nine months ended September 30, 2022, respectively. This measure of free cash flow simply adds back cash-basis capital expenditure on the Skouries project in the respective periods.
6 These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' for explanations and discussion of these non-IFRS financial measures or ratios.

10

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2023
Quarterly Operations Update

	3 months ended September 30,		9 months ended September 30,
	2023	2022	2023	2022
Consolidated
Ounces produced	121,030	118,791	341,973	325,462
Ounces sold	119,200	118,388	339,151	320,491
Production costs	$115.9	$123.5	$344.2	$337.4
Cash operating costs ($/oz sold) (1,2)	$698	$803	$754	$807
All-in sustaining costs ($/oz sold) (1,2)	$1,177	$1,259	$1,225	$1,289
Sustaining capital expenditures (2)	$31.8	$32.8	$83.9	$89.6
Kisladag
Ounces produced	37,219	37,741	108,558	95,494
Ounces sold	38,732	37,721	108,405	94,380
Production costs	$28.6	$32.7	$86.7	$87.9
Cash operating costs ($/oz sold) (1,2)	$622	$752	$671	$800
All-in sustaining costs ($/oz sold) (1,2)	$884	$993	$897	$1,049
Sustaining capital expenditures (2)	$5.5	$4.8	$10.5	$11.6
Lamaque
Ounces produced	43,821	42,454	120,450	122,748
Ounces sold	40,908	42,385	119,455	122,165
Production costs	$26.9	$28.8	$84.4	$87.5
Cash operating costs ($/oz sold) (1,2)	$624	$650	$673	$684
All-in sustaining costs ($/oz sold) (1,2)	$1,099	$1,106	$1,143	$1,082
Sustaining capital expenditures (2)	$18.0	$18.2	$52.0	$44.7
Efemcukuru
Ounces produced	21,142	22,473	63,714	66,322
Ounces sold	21,364	22,488	63,581	67,298
Production costs	$20.6	$17.7	$58.7	$55.2
Cash operating costs ($/oz sold) (1,2)	$817	$709	$791	$689
All-in sustaining costs ($/oz sold) (1,2)	$1,205	$1,039	$1,137	$1,075
Sustaining capital expenditures (2)	$3.7	$4.1	$9.6	$13.5
Olympias
Ounces produced	18,848	16,123	49,251	40,898
Ounces sold	18,196	15,794	47,710	36,648
Production costs	$39.8	$44.3	$114.4	$106.6
Cash operating costs ($/oz sold) (1,2)	$885	$1,466	$1,096	$1,455
All-in sustaining costs ($/oz sold) (1,2)	$1,319	$2,070	$1,614	$2,240
Sustaining capital expenditures (2)	$4.7	$5.7	$11.8	$19.8

(1)Revenues from silver, lead and zinc sales are off-set against cash operating costs.
(2)These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' for explanations and discussion of these non-IFRS financial measures or ratios.

11

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2023
Kisladag

	3 months ended September 30,		9 months ended September 30,
Operating Data	2023	2022	2023	2022
Tonnes placed on pad	3,620,640	3,045,851	9,785,253	8,039,175
Ounces placed on pad (2)	56,989	37,575	141,670	98,596
Head grade (g/t gold)	0.85	0.72	0.77	0.71
Gold ounces produced	37,219	37,741	108,558	95,494
Gold ounces sold	38,732	37,721	108,405	94,380
Average realized gold price ($/oz sold) (1)	$1,923	$1,725	$1,934	$1,814
Cash operating costs ($/oz sold) (1)	$622	$752	$671	$800
All-in sustaining costs ($/oz sold) (1)	$884	$993	$897	$1,049
Financial Data
Revenue	$75.2	$65.7	$211.9	$173.3
Production costs	28.6	32.7	86.7	87.9
Depreciation and depletion	19.4	21.6	58.4	50.7
Earnings from mine operations	27.1	11.4	66.9	34.7
Growth capital investment (1)	18.6	17.6	55.9	61.3
Sustaining capital expenditures (1)	$5.5	$4.8	$10.5	$11.6

(1)These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' for explanations and discussion of these non-IFRS financial measures or ratios.
(2)Recoverable ounces.

Kisladag produced 37,219 ounces of gold in Q3 2023, comparable to 37,741 ounces produced in Q3 2022. Production in the quarter benefited from successful commissioning of the new North Heap Leach Pad ("NHLP") along with continual optimization of fine ore agglomeration and continued usage of larger capacity conveyors which have increased stacking efficiency. NHLP gold recovery and adsorption is in line with expectations and we are drawing down the excess solution and gold inventory caused by the unusually high precipitation event during Q2, with the drawdown to continue through Q4 this year. Additionally, average grade was higher, from 0.72 grams per tonne in Q3 2022 to 0.85 grams per tonne in Q3 2023.
Revenue increased to $75.2 million in Q3 2023 from $65.7 million in Q3 2022, reflecting higher sales in the quarter, and an increase in the average realized gold price.
Production costs decreased to $28.6 million in Q3 2023 from $32.7 million in Q3 2022 primarily due to decreases in unit costs of fuel and electricity in Turkiye as cost pressures of the energy crisis in Europe ease. These impacts were partially offset by higher tonnes processed and gold sold. As a result, cash operating costs per ounce decreased to $622 in Q3 2023 from $752 in Q3 2022.
AISC per ounce sold decreased to $884 in Q3 2023 from $993 in Q3 2022, primarily due to the decrease in cash operating costs per ounce sold.
Sustaining capital expenditures of $5.5 million in Q3 2023 and $10.5 million in the nine months ended September 30, 2023 primarily included equipment rebuilds and mine equipment purchases. Growth capital investments of $18.6 million and $55.9 million in the three and nine months ended September 30, 2023 included waste stripping to support the mine life extension and construction of the first phase of the NHLP, which was commissioned in July 2023.

12

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2023
Lamaque

	3 months ended September 30,		9 months ended September 30,
Operating Data	2023	2022	2023	2022
Tonnes milled	198,430	184,599	590,173	612,065
Head grade (g/t gold)	7.04	7.28	6.51	6.38
Average recovery rate	97.6%	98.2%	97.5%	97.8%
Gold ounces produced	43,821	42,454	120,450	122,748
Gold ounces sold	40,908	42,385	119,455	122,165
Average realized gold price ($/oz sold) (1)	$1,925	$1,717	$1,927	$1,817
Cash operating costs ($/oz sold) (1)	$624	$650	$673	$684
All-in sustaining costs ($/oz sold) (1)	$1,099	$1,106	$1,143	$1,082
Financial Data
Revenue	$79.1	$73.1	$231.4	$223.0
Production costs	26.9	28.8	84.4	87.5
Depreciation and depletion	18.2	16.8	55.7	51.8
Earnings from mine operations	34.0	27.5	91.3	83.7
Growth capital investment (1)	8.5	3.2	16.1	14.3
Sustaining capital expenditures (1)	$18.0	$18.2	$52.0	$44.7

(1)These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' for explanations and discussion of these non-IFRS financial measures or ratios.
Lamaque produced 43,821 ounces of gold in Q3 2023, an increase of 3% from 42,454 ounces in Q3 2022. The increase was primarily due to higher ore throughput, partially offset by lower gold grade compared to Q3 2022. Mining disruption caused by the forest fires earlier in the year led to reduced mining faces available for ore production in Q3. Despite this, tonnes processed were 7% higher in Q3 2023 as compared to Q3 2022, which had been affected by COVID-19 related absenteeism in 2022. Average grade decreased to 7.04 grams per tonne in Q3 2023 from 7.28 grams per tonne in Q3 2022.
Revenue increased to $79.1 million in Q3 2023 from $73.1 million in Q3 2022 primarily due to higher average realized gold price, partially offset by lower ounces sold.
Production costs decreased to $26.9 million in Q3 2023 from $28.8 million in Q3 2022, primarily due to lower volume sold in the quarter and lower unit costs of fuel. Cash operating costs per ounce sold decreased to $624 in Q3 2023 from $650 in Q3 2022 as a result of cost savings from a weaker Canadian dollar as compared to the prior year.
AISC per ounce sold decreased to $1,099 in Q3 2023 from $1,106 in Q3 2022 primarily due to lower cash operating cost per ounce, partially offset by lower volume of gold sold.
Sustaining capital expenditures of $18.0 million in Q3 2023 and $52.0 million in the nine months ended September 30, 2023 primarily included underground development, equipment rebuilds, and expansion of the tailings management facility. Growth capital investment of $8.5 million in Q3 2023 and $16.1 million in the nine months ended September 30, 2023 were primarily related to resource conversion drilling at Ormaque and spending on other exploration projects.

13

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2023
Efemcukuru

	3 months ended September 30,		9 months ended September 30,
Operating Data	2023	2022	2023	2022
Tonnes milled	138,045	139,203	409,102	407,610
Head grade (g/t gold)	5.46	5.74	5.59	5.88
Average recovery rate (to concentrate)	93.2%	94.1%	93.0%	93.5%
Gold ounces produced (1)	21,142	22,473	63,714	66,322
Gold ounces sold	21,364	22,488	63,581	67,298
Average realized gold price ($/oz sold) (2)	$1,855	$1,574	$1,971	$1,761
Cash operating costs ($/oz sold) (2)	$817	$709	$791	$689
All-in sustaining costs ($/oz sold) (2)	$1,205	$1,039	$1,137	$1,075
Financial Data
Revenue	$39.1	$34.3	$123.9	$117.0
Production costs	20.6	17.7	58.7	55.2
Depreciation and depletion	10.7	11.2	31.3	33.0
Earnings from mining operations	7.7	5.4	33.9	28.8
Growth capital expenditures (2)	1.1	3.8	4.5	4.4
Sustaining capital expenditures (2)	$3.7	$4.1	$9.6	$13.5

(1)Payable metal produced.
(2)These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' for explanations and discussion of these non-IFRS financial measures or ratios.

Efemcukuru produced 21,142 payable ounces of gold in Q3 2023, a 6% decrease from 22,473 payable ounces in Q3 2022. The decrease was primarily due to lower grade as planned, a decrease to 5.46 grams per tonne in Q3 2023 from 5.74 grams per tonne in Q3 2022, and slightly lower tonnes milled, which was a result of slightly lower tonnes mined in the quarter.
Revenue increased to $39.1 million in Q3 2023 from $34.3 million in Q3 2022. Lower payable ounces sold was offset by a higher average realized gold price recorded during Q3 2023.
Production costs increased to $20.6 million in Q3 2023 from $17.7 million in Q3 2022 primarily due to a higher proportion of ore production relative to development tonnage and higher royalty expense due to higher average realized gold prices, partially offset by lower unit costs. This resulted in an increase in cash operating costs per ounce sold to $817 in Q3 2023 from $709 in Q3 2022.
AISC per ounce sold increased to $1,205 in Q3 2023 from $1,039 in Q3 2022. The increase was primarily due to the increase in cash operating costs per ounce sold and was partly offset by lower sustaining capital expenditure.
Sustaining capital expenditures of $3.7 million in Q3 2023 and $9.6 million in the nine months ended September 30, 2023 were primarily underground development and equipment rebuilds. Growth capital investment of $1.1 million in Q3 2023 and $4.5 million in the nine months ended September 30, 2023 primarily included capital development and resource conversion drilling.

14

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2023
Olympias

	3 months ended September 30,		9 months ended September 30,
Operating Data	2023	2022	2023	2022
Tonnes milled	124,705	102,608	339,227	294,281
Head grade (g/t gold)	8.33	8.80	8.07	7.80
Head grade (g/t silver)	135.83	102.22	134.11	103.74
Head grade (% lead)	4.33%	3.2%	4.22%	3.2%
Head grade (% zinc)	4.86%	4.0%	4.79%	3.8%
Gold average recovery rate (to concentrate)	83.8%	83.4%	83.8%	82.5%
Silver average recovery rate (to concentrate)	80.4%	82.9%	79.9%	82.5%
Lead average recovery rate (to concentrate)	80.7%	83.0%	80.7%	83.2%
Zinc average recovery rate (to concentrate)	73.2%	82.0%	76.9%	81.8%
Gold ounces produced (1)	18,848	16,123	49,251	40,898
Gold ounces sold	18,196	15,794	47,710	36,648
Silver ounces produced (1)	407,918	270,794	1,061,918	783,309
Silver ounces sold	415,721	243,454	1,105,747	868,613
Lead tonnes produced (1)	3,649	2,622	9,258	7,506
Lead tonnes sold	3,991	2,335	10,372	8,458
Zinc tonnes produced (1)	3,776	2,878	10,623	7,802
Zinc tonnes sold	3,274	5,279	9,650	8,847
Average realized gold price ($/oz sold) (2)	$1,712	$1,685	$1,805	$1,791
Cash operating costs ($/oz sold) (2)	$885	$1,466	$1,096	$1,455
All-in sustaining costs ($/oz sold) (2)	$1,319	$2,070	$1,614	$2,240
Financial Data
Revenue	$51.9	$44.6	$137.3	$112.0
Production costs	39.8	44.3	114.4	106.6
Depreciation and depletion	14.6	16.2	44.0	37.0
Loss from mining operations	(2.5)	(15.9)	(21.2)	(31.6)
Growth capital investment (2)	0.9	1.2	4.4	4.3
Sustaining capital expenditures (2)	$4.7	$5.7	$11.8	$19.8

(1)Payable metal produced.
(2)These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' for explanations and discussion of these non-IFRS financial measures or ratios.

Olympias produced 18,848 ounces of gold in Q3 2023, a 17% increase from 16,123 ounces in Q3 2022 and was driven by record high mill throughput that was achieved this quarter and the productivity benefits of transformation initiatives that were completed in early July as we continue to ramp up productivity. This was partially offset by lower average gold grade due to changes in stope sequencing in the quarter. Q3 2023 production of by-product metals increased as compared to both Q2 2023 and Q3 2022 across silver, lead, and zinc as a result of higher average grades in the Flats Zone as planned in both the three and nine months ended periods as well as overall higher throughput.
In line with our 2023 guidance, key transformation initiatives are on-going as the mine continues to ramp up productivity. Bulk emulsion blasting was commissioned in June, and we are continuing to ramp up and optimize this initiative through ongoing training and equipment optimization. The Flats Zone is ramping up in ore production while we continue to develop and open up additional access to the ore body.

15

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2023
Revenue increased to $51.9 million in Q3 2023 from $44.6 million in Q3 2022 primarily as a result of higher gold sales and higher average realized gold price. Sales of silver and lead were also higher in Q3 2023 due to higher production in the quarter and successful timing of shipments at quarter end.
Production costs decreased to $39.8 million in Q3 2023 from $44.3 million in Q3 2022 despite increased volumes of throughput and gold, silver, and lead sales, primarily due to productivity efficiencies resulting from recent transformation initiatives, as well as slightly lower unit costs of certain consumables, including electricity. Production costs also benefited from lower transport costs as a result of improved shipment logistics. This resulted in cash operating costs per ounce sold decreasing to $885 in Q3 2023 from $1,466 in Q3 2022, combined with the impacts of lower treatment and refining costs and higher gold ounces sold. Furthermore, some sales were not subject to the 13% VAT paid on sales exports to China, further lowering cash operating costs per ounce sold.
AISC per ounce sold decreased to $1,319 in Q3 2023 from $2,070 in Q3 2022 primarily due lower sustaining capital expenditures and lower direct operating costs per ounce sold.
Sustaining capital expenditures of $4.7 million in Q3 2023 and $11.8 million in the nine months ended September 30, 2023 primarily included underground development and expansion of tailings facilities. Growth capital investment of $0.9 million in Q3 2023 and $4.4 million in the nine months ended September 30, 2023 were primarily related to underground development.

16

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2023
Development Projects
Skouries – Greece
The Skouries project, part of the Kassandra Mines Complex, is located within the Halkidiki Peninsula of Northern Greece and is a high-grade gold-copper asset. In December 2021, we published the results of the Skouries Project Feasibility Study with a 23-year mine life and expected average annual production of 140,000 ounces of gold and 67 million pounds of copper. The project is expected to provide an after-tax IRR of 19% and an NPV (5%) of $1.3 billion7 with capital costs to complete the project estimated at $845 million.
Capital investment in Q3 2023 totalled $27.3 million, and $101.3 million year-to-date in 2023, with activity focused on construction ramp-up, and completing engineering and procurement. Underground development continued to advance the west decline and it is on plan to reach the targeted development meters for 2023, while major earthworks initiatives include haul road construction to build earthworks structures as well as civil works related to the crushing facility. The project cost and schedule are on track with commissioning in mid-2025 and commercial production at the end of 2025. Upcoming milestones in 2023 include the mobilization of major construction contracts for concrete, process plant piping and electrical works, in addition to finalizing the awards of the remaining major procurement and contract packages to 90% completion and advancing detailed engineering to 90% completion.
Power service installation advanced with the installation of the new substations and distribution to the underground network. Power service upgrades are scheduled for completion in the fourth quarter. Work continues to advance on the water management systems as expected. Upcoming milestones for the remainder of 2023 include completing the awards of the remaining major procurement and contract packages, while maintaining flexibility in the construction schedule.
As at September 30, 2023:
•Overall project progress was 34%; on track to be 48% complete by year-end;
•Detailed engineering was 56% complete and procurement was 73% complete, with both on track to be 90% complete by year-end;
•Mobilization continued for major earthworks for construction haul roads to support construction of earthworks structures;
•Mobilized contractor and commenced work on the primary crusher earthworks and pilings;
•Progress advanced on the foundation construction of the primary crusher; and
•Project remains on track for commissioning in mid-2025 and commercial production at the end of 2025.

Growth capital investment is expected to total $160 to $170 million in 2023.
The reduced spend in 2023 is not expected to impact the project plan, including cost and schedule, with critical path on track. The reduction is driven by:
•A plan change in awarding several contracts in order to optimize project execution;
•Shifting certain pre-production expenditures from 2023 to 2024 without impact to schedule or progress;
•Transitioning engineering work to Greece; and
•Updated execution approach to major earthworks while maintaining construction schedule flexibility.
On April 5, 2023, we achieved financial close of the €680.4 million Term Facility for the development of the Skouries project and drawdowns totalling €106.5 million ($112.8 million) were completed as at September 30, 2023. The Term Facility is expected to provide 80% of the expected future funding required to complete the Skouries project and includes €200 million of funds from the RRF. The Term Facility also provides a €30 million revolving credit facility to fund reimbursable VAT expenditures relating to the Skouries project. The project financing further includes, in addition to the Term Facility, a Contingent Overrun Facility for an additional 10% of capital costs, funded by the lenders and Hellas in the same proportion as the Term Facility. The remaining 20% of expected future funding for the Skouries project will be funded by the Company.
The Company invested €31.2 million (approximately $34.0 million) from January 2022 through to the end of March 2023, on early works activities at Skouries. The Company further invested €56.5 million (approximately $61.3
7 Based on long-term prices of $1,500 per ounce gold and $3.85 per pound copper.

17

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2023 million) from the EBRD funding received in June 2023, with this amount applied as a credit toward the Company’s equity commitment per the terms of the Term Facility. Once these funds have been spent, drawdowns on the Term Facility are expected to fund the balance of Skouries project expenditures for the remainder of 2023 and the first half of 2024, reflecting investments by the Company to date in excess of the 80:20 funding ratio.
See the additional discussion in the section - Financial Condition and Liquidity of this MD&A.
Perama Hill – Greece
Perama Hill is an epithermal gold-silver deposit located in the Thrace region of northern Greece. If developed, the project will operate as a small open pit mine that uses a conventional carbon in leach circuit for gold recovery. Project optimization and studies are ongoing to prepare permitting documentation.
Certej Project – Romania
The Certej mining concession was extended in January 2020 for an additional five years. In October 2022, we entered into a share purchase agreement to sell the Certej project. While the share purchase agreement expired on March 24, 2023, the Company is committed to continue its plan to sell the disposal group within the next twelve months.
During 2022, we recorded impairment of $394.7 million ($374.7 million net of deferred tax) on the Certej project to recognize the mineral properties and capitalized evaluation expenditures at their estimated fair value. The fair value is based on the expected cash consideration of a sale, less estimated costs of disposal.
The project has been presented as a disposal group held for sale as at September 30, 2023 and as a discontinued operation for the three and nine months ended September 30, 2023 and September 30, 2022.

18

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2023
Exploration and Evaluation
Exploration and evaluation expenditures are expensed when they relate to the search for, or the delineation of, mineral deposits, or the initial evaluation of the technical and economic feasibility of a project. Exploration and evaluation expenditures are capitalized once there is sufficient evidence to support the probability of generating positive economic returns.

Segment	2023 Target / Projects	Exploration Expenditure
		Q3 2023	Q3 2022	YTD 2023	YTD 2022
Canada	Sector Nord, Bonnefond East, Audet N & S, Bruell, Montgolfier, Callahan, Connell	$3.5	$2.6	$8.4	$8.1
Turkiye	Efemcukuru west veins, Ozan, Yalintas, Kisladag North (drilling), Demirkoy, Hod Maden North	(0.4)	0.9	3.6	2.3
Other		3.2	1.0	4.8	2.4
Total Expensed		$6.3	$4.4	$16.8	$12.8
Canada	Lamaque Operations: Triangle C7, Ormaque resource conversion and expansion, Sigma decline	$2.2	$1.6	$7.5	$10.1
Turkiye	Efemcukuru: Kokarpinar, Bati resource conversion	1.1	1.4	4.5	2.0
Other		0.3	0.9	1.0	3.4
Total Capitalized		$3.5	$3.8	$13.0	$15.5

Exploration and evaluation expenditures in Q3 2023 were primarily related to brownfields resource expansion programs at our operations in Canada and Turkiye, and to early-stage projects and project generation activities in Turkiye, Greece, and Eastern Canada.
In Q3 2023, exploration and evaluation expense related primarily to early-stage projects in Quebec and Turkiye. In Quebec, expenses included early-stage drilling programs on the Sigma-Lamaque, Herbin, and Bourlamaque properties, combined totalling 13,129 metres. In Turkiye, expenses included drilling at the Ozan, Yalintas, and Kisladag North projects totalling 3,515 metres, as well as target definition fieldwork at regional greenfield projects. Resource expansion drilling targeting ore shoots in the Efemcukuru west veins totalled 11,251 metres this quarter.
Capitalized expenditures were related to resource expansion and resource conversion programs at the Triangle and Ormaque deposits (Lamaque operations) as well as Efemcukuru. At the Triangle deposit, underground drilling programs focused on resource conversion of the C7 zone, totalling 7,635 metres of drilling this quarter and an additional 2,861 metres were drilled from the Triangle-Sigma decline. Underground resource conversion drilling continued at Ormaque from the new exploration drift, and totalled 12,162 metres. Expansion drilling at Parallel totalled 3,515 metres.

19

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2023
Financial Condition and Liquidity
Operating Activities
Net cash generated from operating activities from continuing operations increased to $108.1 million in Q3 2023 from $52.7 million in Q3 2022, primarily as a result of higher gold sales volumes and higher average realized gold prices. Income taxes paid of $17.7 million in Q3 2023 ($24.0 million in Q3 2022) primarily related to operations in Turkiye and Quebec mining duties for Lamaque.
Investing Activities
In Q3 2023, we invested $114.5 million in capital expenditures on a cash basis. Before adjusting for non-cash accruals, growth capital investment included $27.3 million for the Skouries project as well as $14.1 million for waste stripping at Kisladag. Change in accounts payable and accruals related to capital additions in the quarter primarily related to the Skouries project. Sustaining capital expenditure at our operating mines totalled $31.8 million and primarily included underground development and construction and equipment rebuilds.

Summary of Capital Expenditures	Q3 2023	Q3 2022	YTD 2023	YTD 2022
Kisladag	$18.6	$17.6	$55.9	$61.3
Lamaque	8.5	3.1	16.1	14.3
Efemcukuru	1.1	3.8	4.5	4.4
Olympias	0.9	1.2	4.4	4.3
Growth capital investment at operating mines (1)	$29.1	$25.6	$81.0	$84.3
Kisladag	$5.5	$4.8	$10.5	$11.6
Lamaque	18.0	18.2	52.0	44.7
Efemcukuru	3.7	4.1	9.6	13.5
Olympias	4.7	5.7	11.8	19.8
Sustaining capital expenditures at operating mines (1)	$31.8	$32.8	$83.9	$89.6
Skouries (2)	$27.3	$11.8	$101.3	$26.5
Other projects	2.8	2.9	7.7	20.5
Total capital expenditures	$91.1	$73.1	$273.9	$221.0
Reconciliation to cash capital expenditures:
Change in accounts payable and accruals related to capital additions	$26.9	$2.1	$3.0	($9.0)
Lease and other non-monetary additions	(3.5)	(1.2)	(3.8)	(2.8)
Total cash capital expenditures (3)	$114.5	$74.0	$273.1	$209.2

(1)These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' for explanations and discussion of these non-IFRS financial measures or ratios.
(2)Excludes capitalized interest of $5.4 million in Q3 2023, and $10.6 million for the nine-month period ended September 30, 2023.
(3)Excludes capitalized interest paid of $7.3 million in Q3 2023, and $7.8 million for the nine-month period ended September 30, 2023.

20

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2023
Financing Activities
Skouries Project Financing Facility
On April 5, 2023, we achieved financial close of the €680.4 million Term Facility for the development of the Skouries project. Drawdowns totaling €106.5 million ($112.8 million) were completed as at September 30, 2023. The Term Facility is expected to provide 80% of the expected future funding required to complete the Skouries project and includes €200 million of funds from the RRF.
The Term Facility includes a €480.4 million commercial loan at a variable interest rate comprised of six-months EURIBOR plus a fixed margin, a €100.0 million initial RRF loan at a fixed interest rate of 3.04% for the term of the facility and a €100.0 million additional RRF loan at a fixed interest rate of 4.06% for the term of the facility.
The Term Facility also provides a €30 million revolving credit facility to fund reimbursable VAT expenditures relating to the Skouries project. The project financing further includes, in addition to the Term Facility, a Contingent Overrun Facility for an additional 10% of capital costs, funded by the lenders and Hellas in the same proportion as the Term Facility. The Term Facility is non-recourse to Eldorado Gold Corporation and the collateral securing the Term Facility includes the Skouries project and the Hellas operating assets.
In accordance with the Term Facility, the Company's wholly-owned subsidiary, Hellas, entered into a secured hedging program in April 2023 with key terms as follows.
•Gold and copper commodity swap contracts for settlement on July 7, 2026 based on the average applicable commodity price over the period of June 1, 2026 to June 30, 2026. The gold commodity swap contracts total 32,000 ounces at a forward price of $2,160 per ounce and will be financially settled. The copper commodity swap contracts total 6,160 tonnes of copper at a forward price of $8,525 per tonne and will be financially settled.
•Interest rate swap covering 70% of the variable interest rate exposure, under the six-months EURIBOR index. The interest rate swap has a fixed rate of 3.11% and matures on December 31, 2032. The interest payment frequency is every six months.
•Foreign exchange contracts to fix the U.S. Dollar to Euro exchange rate for a portion of the Term Facility repayments. From June 30, 2026 to December 31, 2029, €17.0 million will be delivered to the Company every six months at an average forward rate of EUR/USD 1.1473. From June 28, 2030 to December 30, 2032, €11.4 million will be delivered to the Company every six months at an average forward rate of EUR/USD 1.1704.
These derivatives were not designated as hedging instruments. As such, changes in the fair value of these derivatives has been recorded in other income and expense.
The remaining 20% of expected future funding required to complete the Skouries project will be funded by the Company. The Company's equity commitment for the project is backstopped by a letter of credit issued under the Company's $250 million revolving credit facility, reducing the availability of the revolving credit facility by a corresponding amount. As at September 30, 2023, the amount outstanding under the letter of credit was €126.2 million. The letter of credit will be reduced Euro for Euro as the Company invests further in the Skouries project.
The Company invested €31.2 million (approximately $34.0 million) from January 2022 through to the end of March 2023, on early works activities at Skouries. The Company further invested €56.5 million (approximately $61.3 million) from the EBRD funding received in June 2023, with this amount applied as a credit toward the Company’s equity commitment per the terms of the Term Facility.
EBRD Strategic Investment
On June 14, 2023, we completed a private placement with EBRD consisting of 6,269,231 common shares at a price of CDN $13.00 per common share for gross proceeds of CDN $81.5 million ($61.3 million). These proceeds will be invested in the Skouries project, and will be credited against the Company's 20% equity funding commitment per the terms of the project financing facility that closed on April 5, 2023.

21

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2023
Bought Deal Financing
On June 7, 2023, we completed a bought deal prospectus offering of 10,400,000 common shares at a price of CDN $13.00 per common share for gross proceeds of CDN $135.2 million ($101.1 million). Proceeds from the offering are expected to be used to fund growth initiatives across Eldorado's portfolio, including some not currently contemplated within the Company's five-year plan, as well as for general corporate and working capital purposes.
Flow-Through Financing
On June 6, 2023, we completed a private placement of 390,900 common shares at a price of CDN $19.18 per share for proceeds of CDN $7.5 million; and a private placement of 290,000 common shares at a price of CDN $17.24 per share for proceeds of CDN $5.0 million The proceeds of CDN $7.5 million ($5.6 million) are being used to fund eligible exploration expenses. The proceeds of CDN $5.0 million ($3.7 million) are being used to fund the Triangle deposit ramp development. The shares qualify as flow-through shares for Canadian tax purposes and were issued at premiums of CDN $6.02 per share and CDN $4.08 per share, respectively, to the closing market price of the Company's common shares at the date of issue. The combined premium of CDN $3.5 million ($2.6 million) was recognized in accounts payable and accrued liabilities and will be recognized in other income as required expenditures are incurred and related tax benefits renounced.
Senior Notes
On August 26, 2021, we completed an offering of $500 million senior unsecured notes with a coupon rate of 6.25% due September 1, 2029 (the “senior notes”). The senior notes pay interest semi-annually on March 1 and September 1, which began on March 1, 2022. The senior notes are guaranteed by Eldorado Gold (Netherlands) B.V., SG Resources B.V., Tuprag Metal Madencilik Sanayi ve Ticaret AS, and Eldorado Gold (Quebec) Inc., all wholly-owned subsidiaries of the Company. We are in compliance with covenants related to the senior notes as at September 30, 2023.
Senior Secured Credit Facility
On October 15, 2021, we entered into a $250 million amended and restated senior secured credit facility ("Fourth ARCA") with an option to increase the available credit by $100 million through an accordion feature, and with a maturity date of October 15, 2025. We are in compliance with covenants related to the Fourth ARCA as at September 30, 2023.
No amounts were drawn down under the revolving credit facility in Q3 2023 and, as at September 30, 2023, the balance is nil. At September 30, 2023, the availability of the revolving credit facility was reduced by €126.2 million ($133.7 million) for the then outstanding amount of the letter of credit backstopping the Company's equity commitment for the Skouries project, resulting in availability under the credit facility of $116.0 million as at September 30, 2023. The letter of credit will be reduced Euro for Euro as the Company invests further in the Skouries project.
Capital Resources

	September 30, 2023	December 31, 2022
Cash and cash equivalents	$476.6	$279.7
Term deposits	—	35.0
Working capital (1)	621.6	404.3
Debt – long-term	$596.5	$494.4

(1)These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' for explanations and discussion of these non-IFRS financial measures or ratios.

22

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2023
At September 30, 2023, we had unrestricted cash and cash equivalents and term deposits of $476.6 million compared to $314.7 million at December 31, 2022 primarily due to positive cashflow from mining operations combined with both equity and debt financing packages executed in the nine months ended September 30, 2023, partially offset by continued investment in growth capital.
In May 2023, we entered into a series of zero-cost gold collar contracts in order to manage cash flow variability during the construction period of Skouries. Under the derivative contacts, 16,667 ounces settle monthly with a weighted average put strike price of $1,816 per ounce and a weighted average call strike price of $2,721 per ounce and will be financially settled during June 2023 through December 2025. The June through September 2023 contracts matured without any financial settlement required.
In August 2023, the Company entered into foreign exchange forward contracts to fix the U.S. Dollar to Euro exchange rate for a portion of the Company’s equity commitment for the Skouries project. From June 30, 2024 to May 31, 2025, €5,000 will be delivered to the Company every month at a forward rate of EUR/USD 1.1160.
We believe that our working capital8 of $621.6 million as at September 30, 2023, together with future cash flows from operating activities and access to the undrawn revolving credit facility, if required, are sufficient to support our planned and foreseeable commitments for the next twelve months.
Commitments and Contractual Obligations
Significant changes to our commitments and contractual obligations as at September 30, 2023 as compared to December 31, 2022 are outlined below:

	Within 1 Year	2 Years	3 Years	4 Years	5 Years	Over 5 Years	Total
Debt - Senior notes (1)	$—	$—	$—	$—	$—	$500.0	$500.0
Debt - Term Facility (1)	8.9	—	36.0	72.1	4.7	—	121.7
Purchase obligations	25.9	0.9	0.3	—	—	—	27.0
(1) Does not include interest on debt.
Purchase obligations relate primarily to operating costs at all mines and capital projects at Kisladag and Skouries.
8 These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' for explanations and discussion of these non-IFRS financial measures or ratios.

23

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2023
Quarterly Results

	2023	2023	2023	2022	2022	2022	2022	2021
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Total revenue	$245.3	$229.9	$229.4	$246.2	$217.7	$213.4	$194.7	$244.6
Impairment of property, plant and equipment	—	—	—	—	—	—	—	13.9
Net (loss) earnings from continuing operations(1,3)	(6.6)	1.5	19.4	41.9	(28.4)	(22.9)	(39.7)	(39.4)
Net (loss) earnings from discontinued operations (1,2)	(1.4)	(0.7)	(0.1)	1.8	(26.2)	(2.3)	(277.9)	(0.6)
Net (loss) earnings per share from continuing operations (1,3)
- basic	($0.03)	$0.01	$0.11	$0.23	($0.15)	($0.12)	($0.22)	($0.22)
- diluted	($0.03)	$0.01	$0.10	$0.23	($0.15)	($0.12)	($0.22)	($0.22)
Adjusted earnings (loss) per share - basic (1,4,5)	$0.17	$0.05	$0.09	$0.14	($0.05)	$0.07	($0.11)	$0.16
(1)Attributable to shareholders of the Company.
(2)Discontinued operations include the Romania segment in all periods presented and the Brazil segment in 2021. See Note 4 of our condensed consolidated interim financial statements for the three and nine months ended September 30, 2023.
(3)A concentrate weight-scale calibration correction at Olympias has resulted in an adjustment to ending inventory as at March 31, 2023 of 1,024 gold ounces. Gold production in Q1 2023 has been reduced by this amount, resulting in additional production costs of $1.3 million and additional depreciation expense of $0.7 million for Q1 2023.
(4)These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' for explanations and discussion of these non-IFRS financial measures or ratios.
(5)Q1 2023 through Q3 2023 have been adjusted for out-of-period current income tax adjustments related to impact of retroactive income tax rate increase in Turkiye enacted in Q3 2023. The current income tax adjustment of $8.2 million for the three-month period ended September 30, 2023 represents out-of-period impacts of $1.8 million in Q1 and $6.4 million in Q2; therefore, there is no adjustment for the nine-month period ended September 30, 2023.

Net earnings were negatively impacted from mid-2022 onwards by inflation and cost increases at most sites as a result of supply concerns caused by financial and trade sanctions against Russia and ongoing supply chain challenges. However, increases in costs denominated in local currency, being primarily labour costs, were partly offset by weakening of the Turkish Lira, Euro and Canadian dollar during 2022. Starting in 2023, electricity and fuel began to stabilize in Europe following decreasing concerns around the energy sector.
Revenue and net earnings in Q1 through Q3 2023 and Q1 through Q2 2022 benefited from higher average realized gold prices. In Q1 2022, revenue was significantly impacted by the COVID-19 pandemic with COVID-19 related absenteeism negatively impacting gold production at most sites. Net earnings in Q2 and Q3 2022 were also negatively impacted due to reduced stacking at Kisladag in previous quarters due to the commissioning of the high-pressure grinding rolls circuit ("HPGR") in Q4 2021 and production challenges in Q1 2022. Net earnings increased in Q4 2022 and Q1 2023 due to strong production and sales compared to previous quarters in 2022. The net loss in Q3 2023 was driven by higher tax expense due to the impact of the income tax rate increase in Turkiye, which was effective on July 15, 2023, with retroactive application to January 1, 2023.
Net earnings were negatively impacted in several quarters by non-cash impairments and write-downs of property, plant and equipment. In Q4 2021, a $13.9 million ($30.8 million inclusive of deferred tax) impairment was recorded related to the closure of Stratoni. In Q1 2022, a $19.8 million ($16.0 million net of deferred tax) write-down was recorded as a result of the commissioning of the HPGR at Kisladag. In Q4 2022, a $6.4 million ($5.2 million net of deferred tax) write-down was recorded relating to the existing heap leach pad and ADR plant at Kisladag.
Net earnings in Q4 2021 were negatively impacted by the weakening of local currencies, with $26.1 million of current tax expense and $26.4 million of deferred tax expense recognized as a result of the significant weakening of the Turkish Lira in that quarter. This was partly offset by a $19.6 million gain on foreign exchange in Q4 2021 as a result of the downward revaluation of liabilities denominated in Turkish Lira. Net earnings in 2021 and 2022 were positively impacted by the receipt of an investment tax credit related to Kisladag heap leach improvements which reduced the corporate tax rate and resulted in current tax savings totalling $47.4 million in 2021 and $10.0 million in 2022.

24

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2023
Net loss from discontinued operations includes a $365.4 million ($345.4 million net of deferred tax) impairment recorded in Q1 2022 and a $29.3 million impairment recorded in Q3 2022, both relating to the Certej project.
Adjusted earnings9 removes significant items that do not reflect our underlying performance, and among other things in Q3 2023, adjusted the one-time out-of-period current tax expense of $8.2 million related to the retroactive tax rate change in Turkiye as well as the one-time deferred tax expense of $22.6 million. It also removed a loss on foreign exchange translation of deferred tax balances of $15.2 million in Q3 2023, $21.4 million in Q2 2023, and $18.4 million in Q3 2022, all due to the high devaluation of the Turkish Lira in those periods. Other significant adjustments from prior quarters include the following:
•Q4 2022 - adjusted a gain of $18.3 million on foreign exchange translation of deferred tax balances recorded primarily as a result of the strengthening of the Euro
•Q2 2022 - adjusted a loss of $23.3 million on foreign exchange translation of deferred tax balances recorded as a result of the weakening of both the Euro and Lira, as well as adjusted a loss of $14.4 million related to the redemption option derivative on the senior notes
•Q1 2022 - adjusted a write-down expense of $16.0 million recorded as a result of the commissioning of the HPGR at Kisladag
•Q4 2021 - adjusted a loss of $41.4 million on foreign exchange translation of deferred tax balances recorded as a result of the weakening of both the Lira and Euro, of which $26.4 million related to the weaker Lira, as well as adjusted the closure costs of Stratoni (net of tax) of $30.8 million

Outstanding Share Information

Common Shares Outstanding (1)
- as of September 30, 2023	202,867,117
- as of October 26, 2023	202,867,117
Share purchase options - as of October 26, 2023 (Weighted average exercise price per share: C$12.32)	3,663,354
Performance share units(2) - as of October 26, 2023	689,175
(1)Includes treasury stock.
(2)Performance share units (PSUs) are subject to satisfaction of performance vesting targets within a performance period which may result in a higher or lower amount of PSUs than the number granted as of the grant date. Redemption settlement may be paid out in common shares (one for one), cash or a combination of both. The number of common shares listed above in respect of the PSUs assumes that 100% of the PSUs granted (without change) will vest and be paid out in common shares on a one for one basis. However, as noted, the final number of PSUs that may be earned and redeemed may be higher or lower than the number of PSUs initially granted.

9 These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' for explanations and discussion of these non-IFRS financial measures or ratios.

25

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2023
Non-IFRS and Other Financial Measures and Ratios
We have included certain non-IFRS financial measures and ratios in this MD&A, as discussed below. We believe that these measures, in addition to conventional measures prepared in accordance with IFRS, provide investors an improved ability to evaluate the underlying performance of the Company. These non-IFRS financial measures and ratios are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These financial measures and ratios do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to other issuers.
Non-IFRS financial measures are defined in National Instrument 52-112 – Non-GAAP and Other Financial Measures Disclosure (“NI 52-112”) as a financial measure disclosed that (a) depicts the historical or expected future financial performance, financial position or cash flow of an entity, (b) with respect to its composition, excludes an amount that is included in, or includes an amount that is excluded from, the composition of the most directly comparable financial measure disclosed in the primary financial statements of the entity, (c) is not disclosed in the financial statements of the entity, and (d) is not a ratio, fraction, percentage or similar representation. A non-IFRS ratio is defined by NI 52-112 as a financial measure disclosed that (a) is in the form of a ratio, fraction, percentage or similar representation, (b) has a non-IFRS financial measure as one or more of its components, and (c) is not disclosed in the financial statements.
The following table outlines the non-IFRS financial measures and ratios, their definitions, the most directly comparable IFRS measures and why we use these measures.

Non-IFRS financial measure or ratio	Definition	Most directly comparable IFRS measure	Why we use the measure and why it is useful to investors

Cash operating costs	We define cash operating costs following the recommendations of the Gold Institute Production Cost Standard. The Gold Institute, which ceased operations in 2002, was a non-regulatory body and represented a global group of producers of gold and gold products. The production cost standard developed by the Gold Institute remains the generally accepted standard of reporting cash operating costs of production by gold mining companies. Cash operating costs include direct operating costs (including mining, processing and administration), treatment, refining and transportation charges, but exclude royalty expenses, depreciation and amortization, share based payments expenses and reclamation costs. Revenue from sales of by-products including silver, lead and zinc reduce cash operating costs.	Production costs	We believe these measures assist investors and analysts in evaluating the Company's operating performance and our ability to generate cash flow.
Cash operating costs per ounce sold	This ratio is calculated by dividing cash operating costs by gold ounces sold in the period.
Total cash costs	Total cash costs are the sum of cash operating costs and royalties.
Total cash costs per ounce sold	This ratio is calculated by dividing total cash costs by gold ounces sold in the period.
All-in sustaining costs (AISC)	We define AISC based on the definition set out by the World Gold Council, including the updated guidance note dated November 14, 2018. We define AISC as the sum of total cash costs (as defined above), sustaining capital expenditure relating to current operations (including capitalized stripping and underground mine development), sustaining leases (cash basis), sustaining exploration and evaluation cost related to current operations (including sustaining capitalized evaluation costs), reclamation cost accretion and amortization related to current gold operations and corporate and allocated general and administrative expenses. Corporate and allocated general and administrative expenses include general and administrative expenses, share-based payments and defined benefit pension plan expense. Corporate and allocated general and administrative expenses do not include non-cash depreciation. As this measure seeks to reflect the full cost of gold production from current operations, growth capital and reclamation cost accretion not related to operating gold mines are excluded. Certain other cash expenditures, including tax payments, financing charges (including capitalized interest), except for financing charges related to leasing arrangements, and costs related to business combinations, asset acquisitions and asset disposals are also excluded.	Production costs
We believe these measures assist investors, analysts and other stakeholders with understanding the full cost of producing and selling gold and in evaluating our operating performance and our ability to generate cash flow. In addition, the Compensation Committee of the Board of Directors uses AISC, together with other measures, in its Corporate Scorecard to set incentive compensation goals and assess performance.

AISC per ounce sold	This ratio is calculated by dividing AISC by gold ounces sold in the period.

26

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2023

Non-IFRS financial measure or ratio	Definition	Most directly comparable IFRS measure	Why we use the measure and why it is useful to investors

Sustaining capital	Defined as capital required to maintain current operations at existing levels, including capitalized stripping and underground mine development. Sustaining capital excludes non-cash sustaining lease additions, unless otherwise noted, and does not include capitalized interest, expenditure related to development projects, or other growth or sustaining capital not related to operating gold mines.	Additions to property, plant and equipment	We use sustaining capital to understand the ongoing capital cost required to maintain operations at current levels, and growth capital to understand the cost to develop new operations or related to major projects at existing operations where these projects will materially increase production from current levels.
Growth capital	Defined as capital investment for new operations, major growth projects or enhancement capital for significant infrastructure improvements at existing operations.
Average realized gold price per ounce sold	Defined as revenue from gold sales adding back treatment charges, refining charges, penalties and other costs that are deducted from proceeds from gold concentrate sales, divided by gold ounces sold in the period.	Revenue	We use this measure to better understand the price realized in each reporting period for gold sales.
Adjusted net earnings (loss)	Defined as net earnings or loss from continuing operations attributable to shareholders of the Company excluding the effects (net of tax) of significant items that do not reflect our underlying operating performance. These may include: impairments or reversals of impairments; write-downs of assets; losses or gains on foreign exchange translation of deferred tax balances; out-of-period current tax expenses or recoveries due to changes in tax rates; gains or losses on deferred tax due to changes in tax rates; gains or losses on embedded derivatives; unrealized gains or losses on derivatives; costs associated with mine closures; costs associated with debt refinancing or redemptions; gains or losses on disposals of assets; and other non-recurring expenses or recoveries.	Net earnings (loss) from continuing operations attributable to shareholders of the Company	Adjusted net earnings and adjusted net earnings per share are used by management to measure the underlying operating performance of the Company. We believe these measures assist analysts and investors in assessing our operating performance.
Adjusted net earnings (loss) per share	This ratio is calculated by dividing adjusted net earnings or loss from continuing operations by the weighted average number of shares outstanding.
Earnings before interest, taxes, depreciation and amortization (EBITDA) and Adjusted EBITDA	EBITDA from continuing operations represents net earnings or loss for the period before income tax expense or recovery, depreciation and amortization, interest income and finance costs. Adjusted EBITDA removes the effects of items that do not reflect our underlying operating performance and are not necessarily indicative of future operating results. These may include: share based payments expense; write-downs of assets; gains or losses on disposals of assets; impairments or reversals of impairments; unrealized gains or losses on derivatives; costs associated with mine closures; and other non-cash or non-recurring expenses or recoveries.	Earnings or loss from continuing operations before income tax	We believe EBITDA and Adjusted EBITDA are widely used by investors and analysts as useful indicators of our operating performance, our ability to invest in capital expenditures, our ability to incur and service debt and also as a valuation metric.
Free cash flow	Defined as net cash generated from (used in) operating activities of continuing operations, less net cash used in investing activities of continuing operations before increases or decreases in cash from the following items that are not considered representative of our ability to generate cash: term deposits, restricted cash, cash used for acquisitions or disposals of mineral properties, marketable securities and non-recurring asset sales.	Net cash generated from (used in) operating activities of continuing operations	We believe free cash flow is a useful indicator of our ability to operate without reliance on additional borrowing or usage of existing cash. We believe free cash flow excluding Skouries is a useful indicator of our ability to generate free cash flow from operations, prior to investment in the Skouries project.
Free cash flow excluding Skouries	Defined as free cash flow (defined above) adding back cash-basis capital additions for the Skouries project.
Working capital	Defined as current assets less current liabilities. Working capital does not include assets held for sale and liabilities associated with assets held for sale.	Current assets, current liabilities	We believe that working capital is a useful indicator of our liquidity.
Cash flow from operating activities before changes in working capital	Defined as net cash generated from or used in operating activities of continuing operations before changes in non-cash working capital. Excludes the period to period movements of accounts and other receivables, inventories and accounts payable and accrued liabilities.	Net cash generated from (used in) operating activities of continuing operations	We believe that cash flow from operating activities before changes in working capital assists analysts, investors and other stakeholders in assessing our ability to generate cash from our operations before temporary working capital changes.

27

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2023
Operating Costs, Cash Operating Costs per Ounce Sold
Our reconciliation of cash operating costs and cash operating costs per ounce sold to production costs, the most directly comparable IFRS measure, is presented below.

	Q3 2023	Q3 2022	YTD 2023	YTD 2022
Production costs	$115.9	$123.5	$344.2	$337.4
By-product credits (1)	(23.7)	(22.6)	(61.5)	(60.3)
Royalty expense (2)	(11.5)	(10.6)	(35.3)	(30.4)
Concentrate deductions (3)	$2.5	$4.8	$8.3	$12.3
Cash operating costs	$83.2	$95.1	$255.7	$258.8
Gold ounces sold	119,200	118,388	339,151	320,491
Cash operating cost per ounce sold	$698	$803	$754	$807

(1)Revenue from silver, lead and zinc sales.
(2)Included in production costs.
(3)Included in revenue.

For the three months ended September 30, 2023:

	Direct operating costs	By-product credits	Refining and selling costs	Inventory change (1)	Cash operating costs	Gold oz sold	Cash operating cost/oz sold
Kisladag	$32.7	($0.7)	$0.2	($8.1)	$24.1	38,732	$622
Lamaque	27.0	(0.4)	0.1	(1.2)	25.5	40,908	624
Efemcukuru	14.3	(1.0)	3.8	0.3	17.5	21,364	817
Olympias	32.2	(21.6)	4.5	1.0	16.1	18,196	885
Total consolidated	$106.2	($23.7)	$8.6	($8.0)	$83.2	119,200	$698

(1)Inventory change adjustments result from timing differences between when inventory is produced and when it is sold.

For the nine months ended September 30, 2023:

	Direct operating costs	By-product credits	Refining and selling costs	Inventory change (1)	Cash operating costs	Gold oz sold	Cash operating cost/oz sold
Kisladag	$90.6	($2.3)	$0.5	($16.0)	$72.7	108,405	$671
Lamaque	83.6	(1.2)	0.2	(2.3)	80.4	119,455	673
Efemcukuru	43.1	(3.3)	10.3	0.2	50.3	63,581	791
Olympias	90.9	(54.7)	16.7	(0.6)	52.3	47,710	1,096
Total consolidated	$308.1	($61.5)	$27.8	($18.7)	$255.7	339,151	$754

(1)Inventory change adjustments result from timing differences between when inventory is produced and when it is sold.

28

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2023
For the three months ended September 30, 2022:

	Direct operating costs	By-product credits	Refining and selling costs	Inventory change (1)	Cash operating costs	Gold oz sold	Cash operating cost/oz sold
Kisladag	$31.2	($0.6)	$0.2	($2.4)	$28.4	37,721	$752
Lamaque	27.8	(0.3)	0.1	—	27.5	42,385	650
Efemcukuru	12.7	(0.6)	3.7	0.1	15.9	22,488	709
Olympias	28.7	(21.1)	9.4	6.2	23.2	15,794	1,466
Total consolidated	$100.3	($22.6)	$13.3	$4.0	$95.0	118,388	$803

(1)Inventory change adjustments result from timing differences between when inventory is produced and when it is sold.

For the nine months ended September 30, 2022:

	Direct operating costs	By-product credits	Refining and selling costs	Inventory change (1)	Cash operating costs	Gold oz sold	Cash operating cost/oz sold
Kisladag	$78.6	($2.1)	$0.9	($1.9)	$75.5	94,380	$800
Lamaque	83.5	(1.0)	0.2	0.9	83.6	122,165	684
Efemcukuru	38.6	(2.3)	9.6	0.5	46.3	67,298	689
Olympias	83.9	(54.9)	21.9	2.4	53.3	36,648	1,455
Total consolidated	$284.6	($60.3)	$32.6	$1.9	$258.8	320,491	$807

(1)Inventory change adjustments result from timing differences between when inventory is produced and when it is sold.

Total Cash Costs, Total Cash Costs per Ounce Sold
Our reconciliation of total cash costs and total cash costs per ounce sold to cash operating costs is presented below. The reconciliation of cash operating costs to production costs, the most directly comparable IFRS measure, is presented above.

	Q3 2023	Q3 2022	YTD 2023	YTD 2022
Cash operating costs	$83.2	$95.0	$255.7	$258.8
Royalty expense (1)	11.5	10.6	35.3	30.4
Total cash costs	$94.7	$105.6	$291.0	$289.2
Gold ounces sold	119,200	118,388	339,151	320,491
Total cash costs per ounce sold	$794	$892	$858	$902
(1)Included in production costs.

29

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2023
All-in Sustaining Costs, All-in Sustaining Costs per Ounce Sold
Our reconciliation of AISC and AISC per ounce sold to total cash costs is presented below. The reconciliations of total cash costs to cash operating costs and cash operating costs to production costs, the most directly comparable IFRS measure, are presented above.

	Q3 2023	Q3 2022	YTD 2023	YTD 2022
Total cash costs	$94.7	$105.6	$291.0	$289.2
Corporate and allocated G&A	11.5	8.6	32.6	27.5
Exploration and evaluation costs	(0.1)	0.1	0.9	1.4
Reclamation costs and amortization	2.4	1.8	7.1	5.3
Sustaining capital expenditure	31.8	32.8	83.9	89.6
AISC	$140.3	$149.0	$415.6	$413.0
Gold ounces sold	119,200	118,388	339,151	320,491
AISC per ounce sold	$1,177	$1,259	$1,225	$1,289

Reconciliations of adjustments within AISC to the most directly comparable IFRS measures are presented below.
Reconciliation of general and administrative expenses included in All-in Sustaining Costs:

	Q3 2023	Q3 2022	YTD 2023	YTD 2022
General and administrative expenses (from consolidated statement of operations)	$9.3	$6.6	$29.3	$23.1
Add:
Share-based payments expense	2.0	2.8	5.6	6.8
Employee benefit plan expense from corporate and operating gold mines	1.3	0.9	3.5	3.5
Less:
General and administrative expenses related to non-gold mines and in-country offices	(0.3)	(0.1)	(0.8)	(0.4)
Depreciation in G&A	(0.8)	(0.6)	(2.4)	(1.7)
Business development	(0.2)	(0.5)	(2.4)	(1.4)
Development projects	—	(0.6)	(0.3)	(2.7)
Adjusted corporate general and administrative expenses	$11.4	$8.6	$32.5	$27.2
Regional general and administrative costs allocated to gold mines	0.1	—	0.2	0.2
Corporate and allocated general and administrative expenses per AISC	$11.5	$8.6	$32.6	$27.4
Reconciliation of exploration and evaluation costs included in All-in Sustaining Costs:

	Q3 2023	Q3 2022	YTD 2023	YTD 2022
Exploration and evaluation expense (from consolidated statement of operations)(1)	$6.3	$4.5	$16.8	$12.8
Add:
Capitalized sustaining exploration cost related to operating gold mines	(0.1)	0.1	0.9	1.4
Less:
Exploration and evaluation expenses related to non-gold mines and other sites	(6.3)	(4.5)	(16.8)	(12.8)
Exploration and evaluation costs per AISC	($0.1)	$0.1	$0.9	$1.4
(1)Amounts presented for 2023 and 2022 are from continuing operations only and exclude the Romania segment. See Note 4 of our condensed consolidated interim financial statements for the three and nine months ended September 30, 2023.

30

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2023

Reconciliation of reclamation costs and amortization included in All-in Sustaining Costs:

	Q3 2023	Q3 2022	YTD 2023	YTD 2022
Asset retirement obligation accretion (from notes to the condensed consolidated interim financial statements)	$1.1	$0.5	$3.2	$1.5
Add:
Depreciation related to asset retirement obligation assets	1.5	1.4	4.5	4.0
Less:
Asset retirement obligation accretion related to non-gold mines and other sites	(0.2)	(0.1)	(0.6)	(0.2)
Reclamation costs and amortization per AISC	$2.4	$1.8	$7.1	$5.3

Our reconciliation by asset of AISC and AISC per ounce sold to cash operating costs is presented below.
For the three months ended September 30, 2023:

	Cash operating costs	Royalties	Total cash costs	Corporate & allocated G&A	Exploration costs	Reclamation costs and amortization	Sustaining capital	Total AISC	Gold oz sold	Total AISC/ oz sold
Kisladag	$24.1	$3.9	$28.0	$—	$—	$0.8	$5.5	$34.2	38,732	$884
Lamaque	25.5	1.0	26.5	—	0.3	0.1	18.0	44.9	40,908	1,099
Efemcukuru	17.5	3.7	21.2	0.1	—	0.8	3.7	25.7	21,364	1,205
Olympias	16.1	3.0	19.1	—	(0.4)	0.7	4.7	24.0	18,196	1,319
Corporate (1)	—	—	—	11.4	—	—	—	11.4	—	95
Total consolidated	$83.2	$11.5	$94.7	$11.5	($0.1)	$2.4	$31.8	$140.3	119,200	$1,177

(1)Excludes general and administrative expenses related to business development activities and projects. Includes share based payments expense and defined benefit pension plan expense. AISC per ounce sold has been calculated using total consolidated gold ounces sold.

For the nine months ended September 30, 2023:

	Cash operating costs	Royalties	Total cash costs	Corporate & allocated G&A	Exploration costs	Reclamation costs and amortization	Sustaining capital	Total AISC	Gold oz sold	Total AISC/ oz sold
Kisladag	$72.7	$11.6	$84.3	$—	$—	$2.4	$10.5	$97.2	108,405	$897
Lamaque	80.4	2.9	83.2	—	0.9	0.4	52.0	136.6	119,455	1,143
Efemcukuru	50.3	9.9	60.2	0.2	—	2.4	9.6	72.3	63,581	1,137
Olympias	52.3	10.9	63.2	—	—	2.0	11.8	77.0	47,710	1,614
Corporate (1)	—	—	—	32.5	—	—	—	32.5	—	96
Total consolidated	$255.7	$35.3	$291.0	$32.6	$0.9	$7.1	$83.9	$415.6	339,151	$1,225

(1)Excludes general and administrative expenses related to business development activities and projects. Includes share based payments expense and defined benefit pension plan expense. AISC per ounce sold has been calculated using total consolidated gold ounces sold.

31

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2023
For the three months ended September 30, 2022:

	Cash operating costs	Royalties	Total cash costs	Corporate & allocated G&A	Exploration costs	Reclamation costs and amortization	Sustaining capital	Total AISC	Gold oz sold	Total AISC/ oz sold
Kisladag	$28.4	$3.7	$32.1	$—	$—	$0.6	$4.8	$37.5	37,721	$993
Lamaque	27.5	0.9	28.5	—	0.1	0.1	18.2	46.9	42,385	1,106
Efemcukuru	15.9	2.9	18.8	—	(0.2)	0.7	4.1	23.4	22,488	1,039
Olympias	23.2	3.1	26.3	—	0.2	0.5	5.7	32.7	15,794	2,070
Corporate (1)	—	—	—	8.6	—	—	—	8.6	—	73
Total consolidated	$95.0	$10.6	$105.6	$8.6	$0.1	$1.8	$32.8	$149.0	118,388	$1,259

(1)Excludes general and administrative expenses related to business development activities and projects. Includes share based payments expense and defined benefit pension plan expense. AISC per ounce sold has been calculated using total consolidated gold ounces sold.

For the nine months ended September 30, 2022:

	Cash operating costs	Royalties	Total cash costs	Corporate & allocated G&A	Exploration costs	Reclamation costs and amortization	Sustaining capital	Total AISC	Gold oz sold	Total AISC/ oz sold
Kisladag	$75.5	$10.3	$85.8	$—	$—	$1.6	$11.6	$99.0	94,380	$1,049
Lamaque	83.6	2.9	86.5	—	0.7	0.3	44.7	132.2	122,165	1,082
Efemcukuru	46.3	10.4	56.8	0.2	—	1.9	13.5	72.3	67,298	1,075
Olympias	53.3	6.9	60.2	—	0.7	1.4	19.8	82.1	36,648	2,240
Corporate (1)	—	—	—	27.3	—	—	—	27.3	—	85
Total consolidated	$258.8	$30.4	$289.2	$27.5	$1.4	$5.3	$89.6	$413.0	320,491	$1,289

(1)Excludes general and administrative expenses related to business development activities and projects. Includes share based payments expense and defined benefit pension plan expense. AISC per ounce sold has been calculated using total consolidated gold ounces sold.

Sustaining and Growth Capital
Our reconciliation of growth capital investment and sustaining capital expenditure at operating gold mines to additions to property, plant and equipment, the most directly comparable IFRS measure, is presented below.

	Q3 2023	Q3 2022	YTD 2023	YTD 2022
Additions to property, plant and equipment (1) (from segment note in the condensed consolidated interim financial statements)	$91.1	$73.1	$273.9	$221.0
Growth and development project capital investment - gold mines	(29.1)	(25.7)	(81.1)	(85.0)
Growth and development project capital investment - other (2)	(30.3)	(13.9)	(110.0)	(45.1)
Less: Sustaining capital expenditure equipment leases (3)	0.2	(0.7)	1.1	(1.1)
Less: Corporate leases	(0.1)	—	(0.1)	(0.1)
Sustaining capital expenditure at operating gold mines	$31.8	$32.8	$83.9	$89.6

(1)Amounts presented for 2023 and 2022 are from continuing operations only and exclude the Romania segment. See Note 4 of our condensed consolidated interim financial statements for the three and nine months ended September 30, 2023.
(2)Includes growth capital investment and capital expenditures relating to Skouries, Stratoni and Other Projects, excluding non-cash sustaining lease additions.
(3)Non-cash sustaining lease additions, net of sustaining lease principal and interest payments.

32

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2023
Average Realized Gold Price per Ounce Sold
Our reconciliation of average realized gold price per ounce sold to revenue, the most directly comparable IFRS measure, is presented below.
For the three months ended September 30, 2023:

	Revenue	Add concentrate deductions (1)	Less non-gold revenue	Gold revenue (2)	Gold oz sold	Average realized gold price per ounce sold
Kisladag	$75.2	$—	($0.7)	$74.5	38,732	$1,923
Lamaque	79.1	—	(0.4)	78.7	40,908	1,925
Efemcukuru	39.1	1.5	(1.0)	39.6	21,364	1,855
Olympias	51.9	0.9	(21.6)	31.2	18,196	1,712
Total consolidated	$245.3	$2.5	($23.7)	$224.0	119,200	$1,879
(1)Treatment charges, refining charges, penalties and other costs deducted from proceeds from gold concentrate sales.
(2)Includes the impact of provisional pricing adjustments on concentrate sales.

For the nine months ended September 30, 2023:

	Revenue	Add concentrate deductions (1)	Less non-gold revenue	Gold revenue (2)	Gold oz sold	Average realized gold price per ounce sold
Kisladag	$211.9	$—	($2.3)	$209.6	108,405	$1,934
Lamaque	231.4	—	(1.2)	230.2	119,455	1,927
Efemcukuru	123.9	4.8	(3.3)	125.3	63,581	1,971
Olympias	137.3	3.5	(54.7)	86.1	47,710	1,805
Total consolidated	$704.5	$8.3	($61.5)	$651.3	339,151	$1,920
(1)Treatment charges, refining charges, penalties and other costs deducted from proceeds from gold concentrate sales.
(2)Includes the impact of provisional pricing adjustments on concentrate sales.

For the three months ended September 30, 2022:

	Revenue	Add concentrate deductions (1)	Less non-gold revenue	Gold revenue (2)	Gold oz sold	Average realized gold price per ounce sold
Kisladag	$65.7	$—	($0.6)	$65.1	37,721	$1,725
Lamaque	73.1	—	(0.3)	72.8	42,385	1,717
Efemcukuru	34.3	1.7	(0.6)	35.4	22,488	1,574
Olympias	44.6	3.1	(21.1)	26.6	15,794	1,685
Stratoni	—	—	—	—	N/A	N/A
Total consolidated	$217.7	$4.8	($22.6)	$199.9	118,388	$1,688
(1)Treatment charges, refining charges, penalties and other costs deducted from proceeds from gold concentrate sales.
(2)Includes the impact of provisional pricing adjustments on concentrate sales.

33

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2023
For the nine months ended September 30, 2022:

	Revenue	Add concentrate deductions (1)	Less non-gold revenue	Gold revenue (2)	Gold oz sold	Average realized gold price per ounce sold
Kisladag	$173.3	$—	($2.1)	$171.2	94,380	$1,814
Lamaque	223.0	—	(1.0)	221.9	122,165	1,817
Efemcukuru	117.0	3.8	(2.3)	118.5	67,298	1,761
Olympias	112.0	8.4	(54.9)	65.6	36,648	1,791
Stratoni	0.5	—	(0.5)	—	N/A	N/A
Total consolidated	$625.8	$12.3	($60.8)	$577.3	320,491	$1,801
(1)Treatment charges, refining charges, penalties and other costs deducted from proceeds from gold concentrate sales.
(2)Includes the impact of provisional pricing adjustments on concentrate sales.

Adjusted Net Earnings (Loss), Adjusted Net Earnings (Loss) per Share
Our reconciliation of adjusted net earnings (loss) and adjusted net earnings (loss) per share to net earnings (loss) from continuing operations attributable to shareholders of the Company, the most directly comparable IFRS measure, is presented below.

	Q3 2023	Q3 2022	YTD 2023	YTD 2022
Net (loss) earnings attributable to shareholders of the Company (1)	($6.6)	($28.4)	$14.4	($91.1)
Current tax expense due to Turkiye earthquake relief tax law change (2)	—	—	4.3	—
Loss on foreign exchange translation of deferred tax balances	15.2	18.4	33.1	54.2
Loss on redemption option derivative	1.5	—	2.0	7.4
Unrealized gain on derivative instruments	(6.0)	—	(15.0)	—
Deferred tax expense (recovery) due to changes in tax rates (3)	22.6	—	22.6	(1.0)
Out-of-period current tax expense due to changes in tax rates (4)	8.2	—	—	—
Other write-down of assets, net of tax (5)	—	—	—	14.8
Total adjusted net earnings (loss)	$35.0	($10.0)	$61.4	($15.7)
Weighted average shares outstanding (thousands)	202,472	183,783	191,786	183,313
Adjusted net earnings (loss) per share ($/share)	$0.17	($0.05)	$0.32	($0.09)

(1)Amounts presented for 2023 and 2022 are from continuing operations only and exclude the Romania segment. See Note 4 of our condensed consolidated interim financial statements for the three and nine months ended September 30, 2023.
(2)To help fund earthquake relief efforts in Turkiye, a one-time tax law change was introduced in Q1 2023 to reverse a portion of the tax credits and deductions previously granted in 2022.
(3)This deferred tax expense adjustment is due to the income tax rate increase in Turkiye enacted in Q3 2023. Rate increase from 20% to 25% for general rate, from 19% to 24% for certain manufacturing activities (including mining) and from 19% to 20% for export income and is applicable retroactively to January 1, 2023. Deferred tax recovery in 2022 is relating to the adjustment of opening balances for the tax rate decrease in Turkiye enacted in Q1 2022.
(4)This out-of-period current tax expense adjustment is due to the income tax rate increase in Turkiye enacted in Q3 2023. Rate increase from 20% to 25% for general rate, from 19% to 24% for certain manufacturing activities (including mining) and from 19% to 20% for export income and is applicable retroactively to January 1, 2023. The current income tax adjustment of $8.2 million for the three-month period ended September 30, 2023 represents out-of-period impacts of $1.8 million in Q1 and $6.4 million in Q2; therefore, there is no adjustment for the nine-month period ended September 30, 2023.
(5)Non-recurring asset write-downs in Q1 2022 include decommissioned equipment at Kisladag as a result of installation and commissioning of the HPGR. A partial reversal of Stratoni equipment write-downs was recorded in Q2 2022.

34

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2023
EBITDA, Adjusted EBITDA
Our reconciliation of EBITDA and Adjusted EBITDA to earnings (loss) from continuing operations before income tax, the most directly comparable IFRS measure, is presented below.

	Q3 2023	Q3 2022	YTD 2023	YTD 2022
Earnings (loss) before income tax (1)	$45.3	($2.0)	$117.7	($6.4)
Depreciation and amortization (2)	63.8	67.1	191.8	175.8
Interest income	(5.3)	(1.5)	(11.8)	(2.8)
Finance costs	8.9	9.2	27.1	35.0
EBITDA	$112.7	$72.8	$324.8	$201.6
Other write-down of assets (3)	—	—	—	18.2
Share-based payments expense	2.0	2.8	5.6	6.8
(Gain) loss on disposal of assets (1)	(0.1)	(1.5)	0.7	(2.3)
Unrealized gain on derivative instruments	(6.0)	—	(15.0)	—
Adjusted EBITDA	$108.7	$74.2	$316.1	$224.4

(1)Amounts presented for 2023 and 2022 are from continuing operations only and exclude the Romania segment. See Note 4 of our condensed consolidated interim financial statements for the three and nine months ended September 30, 2023.
(2)Includes depreciation within general and administrative expenses.
(3)Non-recurring asset write-downs in Q1 2022 include decommissioned equipment at Kisladag as a result of installation and commissioning of the HPGR. A partial reversal of Stratoni equipment write-downs was recorded in Q2 2022.

Free Cash Flow and Free Cash Flow Excluding Skouries
Our reconciliations of free cash flow and free cash flow excluding Skouries to net cash generated from (used in) operating activities from continuing operations, the most directly comparable IFRS measure, is presented below.

	Q3 2023	Q3 2022	YTD 2023	YTD 2022
Net cash generated from operating activities (1)	$108.1	$52.7	$223.3	$114.9
Less: Cash used in investing activities	(127.4)	(103.6)	(265.3)	(315.3)
Add back: Increase (decrease) in term deposits	—	5.0	(35.0)	65.0
Add back: Purchase of marketable securities	—	20.2	0.6	20.2
Free cash flow	($19.3)	($25.7)	($76.4)	($115.2)
Add back: Skouries capital investment (2)	49.2	9.2	99.3	19.5
Free cash flow excluding Skouries	$30.0	($16.5)	$22.8	($95.7)

(1)Amounts presented for 2023 and 2022 are from continuing operations only and exclude the Romania segment. See Note 4 of our condensed consolidated interim financial statements for the three and nine months ended September 30, 2023.
(2)Cash-basis capital expenditure on the Skouries project as included within 'Cash used in investing activities'.

35

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2023
Working Capital
Our reconciliation of working capital to current assets and current liabilities, the most directly comparable IFRS measures, is presented below.

	As at September 30, 2023	As at December 31, 2022
Current assets	$823.1	$604.7
Less: Current liabilities	201.5	200.5
Working capital	$621.6	$404.3

Cash Flow from Operating Activities before Changes in Working Capital
Our reconciliation of cash flow from operating activities before changes in working capital to net cash generated from (used in) operating activities from continuing operations, the most directly comparable IFRS measure, is presented below.

Continuing operations (1)	Q3 2023	Q3 2022	YTD 2023	YTD 2022
Net cash generated from operating activities (1)	$108.1	$52.7	$223.3	$114.9
Less: Changes in non-cash working capital	10.6	(3.1)	(49.9)	(39.4)
Cash flow from operating activities before changes in working capital	$97.5	$55.8	$273.1	$154.3
(1)Amounts presented for 2023 and 2022 are from continuing operations only and exclude the Romania segment. See Note 4 of our condensed consolidated interim financial statements for the three and nine months ended September 30, 2023.

36

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2023
Managing Risk
In the exploration, development and mining of mineral deposits, we are subject to various, significant risks. Several of these financial and operational risks could have a significant impact on our cash flows and profitability. The most significant risks and uncertainties we face include: achieving production targets (including development rates and productivity initiatives) and maintaining cost management; political, economic and other risks specific to the foreign jurisdictions where we operate; the inherent risk associated with project development including for the Skouries project; currency risk (including with respect to Turkish Lira); inflation rate risk; our ability to maintain community relations and social license; liquidity and financing risk; natural phenomena including climate change and related health and social effects; environmental risks; production and processing risks including those related to heap leach operations; risks related to tailings storage facilities and waste disposal; risks related to global economic conditions including those related to the Russia-Ukraine conflict; our ability to sell to a limited number of smelters and off-takers; risks related to labour relations and our relationship with our workforce; employee misconduct; attracting and retaining a skilled workforce; reliance on expatriates; reliance on contractors; our ability to service and repay our debt; restrictive covenants that impose significant operating and financial restrictions; change of control restrictions; debt service obligations; breach and default under indebtedness; credit ratings; new or amended government regulation; risks related to internal controls over financial reporting; commodity price risk; risks associated with mineral tenure and permitting processes; environmental, sustainability, governance and health and safety practices and performance; risks related to financial reporting and estimation of carrying value of our assets; effects of actions of non-governmental organizations; our compliance with corruption and anti-bribery laws and sanctions; risks related to information and operation technology systems; results of future legal proceedings and contract settlements; the uncertainty of the mineral resources and their development into mineral reserves; reporting standards; credit risk of our counterparties not meeting their financial obligations; share price volatility; actions of activist shareholders; pandemics, epidemics and public health crises such as COVID-19; reliance on infrastructure, commodities and consumables; tax matters; dividends; regulated substances; reclamation and long-term obligations; equipment acquisitions and dispositions; joint ventures; unavailability of insurance; privacy legislation; reputational risk; and competition. These risks are not the only risks and uncertainties that we face. Risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business, financial condition, results of operations and prospects.
For a comprehensive discussion on risks and uncertainties, in respect of our business and share price, refer to the section title "Risk Factors in Our Business" in our current AIF for the year ended December 31, 2022, which risks are incorporated by reference in this MD&A.
Significant changes to our financial, operational and business risk exposure during the three and nine months ended September 30, 2023 include the following:
•In July 2023, there was an increase in the corporate income tax rate in Turkiye, increasing our in-country tax expense. The tax rate change is retroactive to January 1, 2023.
•In August 2023, the Company entered into foreign exchange forward contracts to fix the U.S. Dollar to Euro exchange rate for a portion of the Company's equity commitment for the Skouries project, reducing Eldorado's exposure to foreign exchange risk.
•Borrowings at variable rates of interest expose the Company to interest rate risk. In April, May and September 2023, the Company completed drawdowns of €73.2 million under the Term Facility at variable rates based on EURIBOR. To reduce future interest rate volatility we have entered into an interest rate swap covering 70% of our variable interest rate exposure related to the Term Facility.
•Turkish Lira deposits held at a Turkish banking institution equivalent to $35.0 million matured in February 2023, reducing our exposure to credit risk while increasing our exposure to foreign exchange risk and income tax risk. At September 30, 2023 approximately 76% of Eldorado's cash and cash equivalents were held in U.S. dollars.

37

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2023
•At September 30, 2023, the €126.2 million letter of credit backstopping the Company's equity commitment for the Skouries project reduced the availability under the Company's $250 million revolving credit facility by a corresponding amount. The letter of credit will be reduced Euro for Euro as the Company invests further in the Skouries project.
There were no other significant changes to our financial, operational and business risk exposure during the three and nine months ended September 30, 2023.
These are not the only risks that could have an effect on our business, results of operations, financial condition and share price and other risks may become more material to us in the future or the above risks could diminish in importance, depending on the current circumstances of our business and operations.
The reader should carefully review each of the risk factors set out in our most recently filed AIF, in respect of the year ended December 31, 2022 which risk factors provide a detailed discussion of the foregoing risks as well as a detailed discussion of other relevant risks.

38

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2023
Other Information and Advisories
Changes in Internal Controls over Financial Reporting
Management, including the CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting. We believe that any system of internal control over financial reporting, no matter how well conceived and operated, has inherent limitations. As a result, even those systems deemed to be effective can provide only reasonable, not absolute, assurance that the objectives of the control system are met. There have been no changes in our internal controls over financial reporting during the nine months ended September 30, 2023 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
Critical Accounting Estimates and Judgements
The preparation of consolidated financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed at each period end. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.
For further information on our significant judgements and accounting estimates, refer to note 4 of our audited annual consolidated financial statements for the years ended December 31, 2022 and 2021. There have been no subsequent material changes to these significant judgements and accounting estimates.
Changes in Accounting Policies
The accounting policies applied in our unaudited condensed consolidated interim financial statements for the three and nine months ended September 30, 2023 are the same as those applied in the audited annual consolidated financial statements for the years ended December 31, 2022 and 2021.
A number of amendments to standards were effective for annual periods beginning on or after January 1, 2023, including amendments to IAS 1, IFRS Practice Statement 2, IAS 8 and IAS 12. There was no material impact on our consolidated financial statements from the adoption of these amendments.
Qualified Person
Except as otherwise noted, Simon Hille, FAusIMM, Senior Vice President, Technical Services and Operations, is the Qualified Person under NI 43-101 responsible for preparing and supervising the preparation of the scientific or technical information contained in this MD&A and verifying the technical data disclosed in this document relating to our operating mines and development projects. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred mineral resources are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves.
Jessy Thelland, géo (OGQ No. 758), a member in good standing of the Ordre des Géologues du Québec, is the qualified person as defined in NI 43-101 responsible for, and has verified and approved, the scientific and technical disclosure contained in this MD&A for the Quebec projects.
Forward-looking Statements and Information
Certain of the statements made and information provided in this MD&A are forward-looking statements or forward-looking information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, these forward-looking statements and forward-looking information can be identified by the use of words such as “anticipates”, "assumes", “believes”, “budget”, "committed", “continue”, “estimates”, “expects”, "focus", “forecasts”, "foresee", "forward", "future", "goal", “guidance”, “intends”, "opportunity", "outlook", “plans”, “potential”, "schedule", "strategy", "target", “underway”, "working" or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results “can”, “could”, "likely", "may", “might”, “will” or "would" be taken, occur or be achieved.

39

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2023
Forward-looking information includes, but is not limited to, statements or information with respect to: our beliefs for reserve growth, our jurisdictional and overall strategy; total funding requirements for Skouries, including the sources thereof; the Company’s 2023 annual production and cost guidance, including our expected production, average cash operating costs per ounce sold, total operating costs per ounce sold, all in sustaining cost per ounce sold, total growth capital, and total sustaining capital; expectations regarding drawdown of excess solution and gold inventory caused by unusual precipitation at Kisladag; ability to achieve heap leach pad performance; expectations about drilling and development at Lamaque; on-going optimization and expansion of the Olympias mine, including expected benefits thereof; the Company’s ability to successfully advance the Skouries project and achieve the project scope contained in the Skouries feasibility study (which includes expected life of mine, production, after tax IRR and NPV), expectations regarding advancement and development of the Skouries project, including expected costs and budgets, upcoming milestones, timing of contracts; expected total growth capital investment in Skouries in 2023; the timing of commissioning and commercial production at Skouries; total funding requirements for Skouries, including the sources thereof; the Company’s ability to fund the remaining 20% funding commitment for Skouries; occupational health and safety focus; development and operations of the Perama Hill project; completion and timing of the sale of the Certej project; the terms of a secured hedging program including accounting treatment of changes in fair value from the derivatives; impact of certain foreign exchange contracts on foreign exchange risk; the use of proceeds with respect to the EBRD strategic investment, the bought deal financing, and flow-through financings; the recognition of gold sales and related revenue, including the timing thereof; electricity and fuel prices in Europe; the vesting and redemption of the Company's outstanding PSUs; the duration, extent and other implications of production challenges and cost increases, including those in respect of COVID-19, the Russia-Ukraine war and restrictions and suspensions with respect to the Company’s operations; the completion, availability and benefits of processing facilities and transportation equipment; government approvals; government measures relating to cost increases; the effect of annual royalty payments in Turkiye and Greece and tax payments in Turkiye on the Company's operating activities, including the timing thereof; the impact of the increase in corporate income tax rate in Turkiye; alternative markets for concentrate shipments; changes in law and tax rates; the payment of taxes, including the method and timing thereof; changes in internal controls over financial reporting; critical accounting estimates and judgements; changes in accounting policies; expected metallurgical recoveries and improved concentrate grade and quality; non-IFRS financial measures and ratios; risk factors affecting our business; our expectation as to our future financial and operating performance, including future cash flow, estimated cash costs, expected metallurgical recoveries and gold price outlook; and our strategy, plans and goals, including our proposed exploration, development, construction, permitting, financing and operating potential, plans and priorities and related timelines and schedules.
Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, market uncertainties and other factors, which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.
We have made certain assumptions about the forward-looking statements and information, including assumptions about: production and cost expectations; the total capital costs required to complete Skouries; our ability to execute our plans relating to Skouries, including the timing, productivity levels and pace thereof; our ability to obtain all required approvals and permits; cost estimates in respect of Skouries; no changes in input costs, exchange rates, development and gold; the geopolitical, economic, permitting and legal climate that we operate in, including at the Skouries project; our preliminary gold production and our guidance, benefits of the completion of the decline at Lamaque, the improvements at Kisladag and Olympias and the optimization of Greek operations; tax expenses in Turkiye; how the world-wide economic and social impact of COVID-19 is managed and the duration and extent of the COVID-19 pandemic; timing, cost and results of our construction and exploration; the future price of gold and other commodities; the global concentrate market; exchange rates; anticipated values, costs, expenses and working capital requirements; production and metallurgical recoveries; mineral reserves and resources; and the impact of acquisitions, dispositions, suspensions or delays on our business and the ability to achieve our goals. In addition, except where otherwise stated, we have assumed a continuation of existing business operations on substantially the same basis as exists at the time of this MD&A.

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MANAGEMENT'S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2023
Even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate. Many assumptions may be difficult to predict and are beyond our control.
Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. These risks, uncertainties and other factors include, among others, the following: operational performance rates including but not limited to development rates, production drilling activity, and stope sequencing; increases in the non-fixed portion of the financing costs or adverse changes to the Term Facility funding the Skouries project; failure or delays to receive necessary approvals or otherwise satisfy the conditions to the continued drawdown of the Term Facility; the proceeds of the Term Facility not being available to the Company or Hellas; ability to execute on the project plan relating to Skouries which in turn depends on, among other things, the pace of contract awards, labour productivity levels, and ability to achieve the social impacts and benefits contemplated; ability to meet production, expenditure and cost guidance; inability to achieve the expected benefits of the completion of the decline at Lamaque, performance improvements at Kisladag including but not limited to solution flow and irrigation areas and the optimization of Greek operations; inability to assess income tax expenses in Turkiye; as well as those risk factors discussed in the section titled Managing Risk in this MD&A and the sections titled “Forward-Looking Information and Risks” and “Risk Factors in Our Business” in our most recent Annual Information Form & Form 40-F. The reader is directed to carefully review the detailed risk discussion in our most recent Annual Information Form & Form 40-F filed on SEDAR+ and EDGAR under our Company name, which discussion is incorporated by reference in this MD&A, for a fuller understanding of the risks and uncertainties that affect our business and operations.
The inclusion of forward-looking statements and information is designed to help you understand management’s current views of our near- and longer-term prospects, and it may not be appropriate for other purposes.
There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein. Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities in Canada and the United States.
This MD&A contains information that may constitute future-orientated financial information or financial outlook information (collectively, “FOFI”) about Eldorado’s prospective financial performance, financial position or cash flows, all of which is subject to the same assumptions, risk factors, limitations and qualifications as set forth above. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise or inaccurate and, as such, undue reliance should not be placed on FOFI. Eldorado’s actual results, performance and achievements could differ materially from those expressed in, or implied by, FOFI. Eldorado has included FOFI in order to provide readers with a more complete perspective on Eldorado’s future operations and management’s current expectations relating to Eldorado’s future performance. Readers are cautioned that such information may not be appropriate for other purposes. FOFI contained herein was made as of the date of this MD&A. Unless required by applicable laws, Eldorado does not undertake any obligation to publicly update or revise any FOFI statements, whether as a result of new information, future events or otherwise.

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MANAGEMENT'S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2023
Mineral Reserves and Mineral Resources Estimates and Related Cautionary Note to U.S. Investors
The Company's mineral reserve and mineral resource estimates for Kisladag, Lamaque, Efemcukuru, Olympias, Perama Hill, Perama South, Skouries, Stratoni, Piavitsa, Sapes, Certej, and Ormaque, are based on the definitions adopted by the Canadian Institute of Mining, Metallurgy and Petroleum, and in compliance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ from the requirements of the SEC that are applicable to domestic U.S. companies. The reader may not be able to compare the mineral reserve and mineral resources information in this MD&A with similar information made public by domestic U.S. companies. The reader should not assume that:
•the mineral reserves defined in this MD&A qualify as reserves under SEC standards
•the measured and indicated mineral resources in this MD&A will ever be converted to reserves; and
•the inferred mineral resources in this MD&A are economically mineable, or will ever be upgraded to a higher category.
Mineral resources which are not mineral reserves do not have demonstrated economic viability.
The Company most recently completed its Mineral Reserves and Mineral Resources annual review process with an effective date of September 30, 2022, a summary of which was published on December 5, 2022.

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MANAGEMENT'S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2023
Corporate Information
Directors

Carissa Browning [3,4]	Independent Director	Judith Mosely [1,4]	Independent Director
George Burns	President and Chief Executive Officer	Steven Reid [2,5]	Chair of the Board
Teresa Conway [1,2]	Independent Director	Stephen Walker [1,5]	Independent Director
Catharine Farrow [2,4,5]	Independent Director	John Webster [1,3]	Independent Director
Pamela Gibson [2,3,4]	Independent Director

Board Committees
1.Audit Committee
2.Compensation Committee
3.Corporate Governance & Nominating Committee
4.Sustainability Committee
5.Technical Committee

Officers and Management

George Burns	President and Chief Executive Officer
Philip Yee	Executive VP and Chief Financial Officer
Joe Dick	Executive VP and Chief Operating Officer
Frank Herbert	Executive VP, General Counsel and Chief Compliance Officer
Lisa Ower	Executive VP, Chief People Officer and External Affairs
Paul Ferneyhough	Senior VP, Chief Strategy and Commercial Officer
Simon Hille	Senior VP, Technical Services and Operations
Ryan Swedburg	Senior VP, Finance
Christos Balaskas	VP and General Manager, Greece
Sylvain Lehoux	VP and Country Manager, Canada
Nicolae Stanca	VP and General Manager, Romania
Mehmet Yilmaz	VP and General Manager, Turkiye
Claire Chamberlain	VP, Exploration
Niklas Frank	VP, Operations
Lynette Gould	VP, Investor Relations
Nora Lozano	VP, Health, Safety & Sustainability
Graham Morrison	VP, Corporate Development
Tamiko Ohta	VP, Legal

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MANAGEMENT'S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2023

Corporate Head Office	Investor Relations
1188 Bentall 5	Lynette Gould, VP, Investor Relations
550 Burrard Street	T: +1 647 271 2827
Vancouver, BC	E: lynette.gould@eldoradogold.com
V6C 2B5 Canada
www.eldoradogold.com

Auditors	Registrar and Transfer Agent
KPMG LLP	Computershare Trust Company of Canada
777 Dunsmuir Street	100 University Avenue
Vancouver, BC	8th Floor, North Tower
V7Y 1K3 Canada	Toronto, Ontario
M5J 2Y1 Canada

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